   As filed with the Securities and Exchange Commission on September 9, 1999
                                                       Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------
                                    Form S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                               ----------------
                                ASTROPOWER, INC.
             (Exact name of registrant as specified in its charter)
                               ----------------
         Delaware                    3674                   51-0315869
     (State or other          (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial          Identification Number)
     Incorporation or        Classification Code
      organization)                Number)

          AstroPower, Inc.                   Dr. Allen M. Barnett, President
             Solar Park                             AstroPower, Inc.
     Newark, Delaware 19716-2000                       Solar Park
           (302) 366-0400                      Newark, Delaware 19716-2000

                                                     (302) 366-0400
 (Name, address, including zip code        (Name, address, including zip code
and telephone number, including area      and telephone number, including area
   code, of registrant's principal             code, of agent for service)
          executive office)
                               ----------------
                                   Copies to:
         Peter Landau, Esq.                        Peter B. Tarr, Esq.
 Opton Handler Feiler & Landau, LLP                 Hale and Dorr LLP
        52 Vanderbilt Avenue                         60 State Street
      New York, New York 10017                 Boston, Massachusetts 02109
           (212) 599-1744                            (617) 526-6000

   Approximate date of commencement of proposed sale to public: As soon as practicable after effective date of Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                     Proposed Maximum   Proposed Maximum
Title of Each Class of Securities    Amount to be   Aggregate Offering Aggregate Offering    Amount of
        to be Registered              Registered     Price Per Share        Price(1)      Registration Fee
----------------------------------------------------------------------------------------------------------
Common Stock $0.01 par
 value.................            3,162,500 Shares      $14.625          $46,251,563         $12,858
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market, on September 8, 1999.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We cannot sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus is not an offer to sell these securities, and it is not soliciting + +an offer to buy these securities in any state where an offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 1999

PROSPECTUS

                                2,750,000 Shares

                       [LOGO OF ASTRO POWER APPEARS HERE]

                                  Common Stock

   Of the 2,750,000 shares of common stock being sold in this offering, AstroPower, Inc. is selling 2,025,000 shares and the selling stockholders are selling 725,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

                                   ---------

   Our common stock is quoted on the Nasdaq National Market under the symbol "APWR." On September 8, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $14.625 per share. See "Price Range of Common Stock."

                                   ---------

                                                                Per Share Total
                                                                --------- -----
Public offering price..........................................   $       $
Underwriting discounts and commissions.........................   $       $
Proceeds to AstroPower, before expenses........................   $       $
Proceeds to selling stockholders, before expenses..............   $       $

   We have granted the underwriters an option for a period of 30 days to purchase up to 412,500 additional shares of common stock. The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment on September , 1999.

                                   ---------

         Investing in our common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 7.

                                   ---------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Hambrecht & Quist
                     CIBC World Markets
                                                                    FAC/Equities

September  , 1999

                       SOLAR ELECTRIC POWER APPLICATIONS
                       ---------------------------------


    [Graphic]                    [Graphic]                [Graphic]

Residential customers         Architects and           Commercial businesses can
can generate clean solar      builders utilize         utilize solar electric
electric power on their       solar cells in           power to help promote
own roof, even during         creative ways,           a "green" image.
utility power outages.        integrating power
                              generation into
                              conventional building
                              materials such as
                              roof-tiles and
                              facade panels.


                                 ON-GRID

                                Solar cells
[Photos showing a variety        are the core
 of on-grid and off-grid      component for
 applications for solar        a wide range
 electric power]               of applications.

                                OFF-GRID

Many telecommunications                             The scalability of solar
repeaters and cellular base                         electric power allows large
stations depend on the                              numbers of small electrical
reliability of solar electric                       systems to be
power.                                              cost-effectively deployed.

[Graphic]                                           [Graphic]


                                [Graphic]  For the estimated 2 billion
                                           people still without electricity,
                                           solar electric power can be a direct
                                           and cost-effective means to acquire
                                           basic services such as lighting, TV,
                                           and clean drinking water.

                                                                     ASTRO POWER


              [Photo of Recyclable         Recycled Wafers
                Wafers]                    We recycle single-crystal silicon
                                           wafers from the computer chip
                                           industry. These wafers do not meet
                                           the exacting specifications necessary
                                           for producing integrated circuits,
                                           but can be used to make high-quality
                                           solar cells.


APex(TM) Wafers

Continuous sheets of polycrystalline silicon are produced in our factory using AstroPower's proprietary Silicon-Film(TM) process. This process is conceptually similar to low-cost, high-speed manufacturing techniques for producing float glass and sheet steel.

[Photo of Continuous Sheet Production
 Line using our proprietary
 Silicon-Film(TM) process]
                                                    [Photo of Solar Cell]

                                                    Solar Cell Processing

                                                    Wafers are cut to the
                                                    desired size and processed
                                                    into finished solar cells
                                                    using similar production
                                                    equipment and processes.

TECHNOLOGY


                Module Assembly

                Solar cells are connected together
                and packaged into modules, which
                are the power generation building
                blocks for all solar electric power
                systems. Modules produce direct
                current (DC) electricity when
                exposed to sunlight.


                [Photo of Module Assembly]

                                                [Photo of electric outlet]

                                                Solar Electric Power

                                                Solar electric power is
                                                typically stored in batteries
                                                for consumption by off-grid
                                                users, or converted into
                                                alternating current (AC) for
                                                used in on-grid homes and
                                                buildings.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
      Prospectus Summary.................................................   3

      Risk Factors.......................................................   7

      Forward-Looking Statements.........................................  18

      How We Intend to Use the Proceeds from the Offering................  19

      Price Range of Common Stock........................................  19

      Dividend Policy....................................................  20

      Capitalization.....................................................  20

      Selected Financial Data............................................  21

      Management's Discussion and Analysis of Financial Condition and
        Results of Operations............................................  22

      Business...........................................................  30

      Management.........................................................  47

      Certain Transactions...............................................  55

      Principal and Selling Stockholders.................................  55

      Description of Capital Stock.......................................  58

      Underwriting.......................................................  60

      Legal Matters......................................................  62

      Experts............................................................  62

      Where You Can Find More Information About Us.......................  62

      Index to Financial Statements......................................  63

                                 ------------

        Silicon-Film(TM) and APex(TM) are our trademarks. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements, before making an investment decision.

                                  Our Company

   We develop, manufacture, market and sell a range of solar electric power products, including solar cells, modules and panels, for the global marketplace. Solar cells are semiconductor devices which convert sunlight into electricity and form the building block for all solar electric power products. Historically, our products have been used to generate electricity for users not connected to the utility grid. Such applications include electrification of rural homes and villages, and power supply for equipment in the communications and transportation industries. More recently, our products are also being used by customers already connected to the utility grid as a clean, renewable source of alternative or supplemental electricity. We are expanding our joint venture agreement with GPU International, Inc. to generate and sell wholesale solar electric power.

   The electricity industries in the United States, Europe and Japan are currently experiencing significant structural change. Industry deregulation is promoting customer choice of electric power provider and introducing retail competition. Additionally, while Europe and Japan have traditionally supported clean, renewable energy policies, state governments in the United States are now introducing legislation and implementing various economic incentives to stimulate the use of renewable sources of electricity, including solar power. We believe increased retail competition and the introduction of various economic incentives in domestic and international markets will continue to stimulate providers to differentiate their power offerings and to include solar electric power among their power options.

   According to PV Energy Systems, an independent solar energy research firm, the solar electric power industry shipped an estimated 153 megawatts of power capacity in 1998, which represented approximately $2.0 billion in equipment sales. Since 1994, industry shipments have increased at a compound annual growth rate of 22%, which has been driven by continued worldwide demand in the off-grid segment and accelerated growth for on-grid applications. During this period, on-grid shipments have grown at a compound annual growth rate of 65% as consumers are choosing to install solar systems or purchase solar electric power. We believe that the continued global restructuring of the electric power industry will continue to drive growth in the on-grid solar electric power market.

   While solar electric power is often the most cost-effective source of electric power in selected applications off the utility grid, the broad utilization of solar electric power on the utility grid has been limited by production costs. We have optimized several stages in the solar cell manufacturing process to progressively reduce production costs while increasing mechanical and electrical yields:

  . Silicon water sourcing. Our proprietary manufacturing process utilizes recycled semiconductor wafers that allow us to reduce silicon wafer cost.

  . Equipment and process engineering. Our proprietary equipment and processes allow us to increase our manufacturing productivity and ultimately to generate a higher level of power output per production asset than our competitors. For example, our Silicon-Film(TM) technology allows us to produce large area silicon sheets in minutes.

  . Product design. Our large solar cell design features allow us to generate more power per solar cell.

   Our focus on silicon wafer sourcing, equipment and process engineering and product design has allowed us to reduce our production cost per watt and thus to improve our product gross margins.

   Our goal is to become the leading global solar electric power technology company. To achieve this, we intend to:

   Maintain our manufacturing and technology advantage. We intend to continue to enhance our manufacturing processes and technologies and to introduce innovative solar electric power products in order to optimize our production cost per watt.

   Rapidly expand manufacturing capacity. We intend to expand our manufacturing capacity to approximately 25 megawatts by the end of the year 2000 and to approximately 75 megawatts over the next four years. We intend to capitalize on our manufacturing expertise and replicable expansion methodology to increase our manufacturing capacity. Since the beginning of 1998 we have increased our manufacturing output by approximately 135%, from a rate of 5.5 megawatts per year for the first quarter of 1998 to a rate of 12.9 megawatts per year for the second quarter of 1999.

   Capitalize on deregulation in the on-grid market. We believe that the deregulation of the energy industry is creating a favorable environment to market residential rooftop solar systems to domestic on-grid customers. We intend to target states that are implementing favorable legislation, introducing economic incentives and promoting consumer choice. We recently opened an office in Concord, California to focus on on-grid systems sales.

   Expand relationships with module assemblers. In international markets, local module assemblers are often best positioned to deliver customized solutions and to compete for local business. We intend to expand our relationships with selected module assemblers and to offer additional products and services, including factory design, equipment selection, process training and quality assurance. We believe this strategy will allow us to broaden our international reach and to penetrate new markets. We recently agreed to form a joint venture with Atersa, S.A., a leading Spanish module assembler and systems integrator, to provide these services.

   Pursue strategic relationships. We intend to continue to pursue strategic relationships to introduce new technologies and products, enter new geographic markets, attract new customers and pursue additional revenue opportunities. These relationships may take various forms, including cooperative marketing agreements, joint ventures and strategic alliances. Through our GPU Solar joint venture, we are developing capabilities to generate solar electric power in the United States.

   We were incorporated in Delaware in 1989 as a successor to a business that was organized in 1983. Our executive offices are located at Solar Park, Newark, Delaware 19716-2000, and our telephone number at that address is (302) 366-0400. Our website is located at http://www.astropower.com. Information contained on our website is not part of this prospectus.

                                  The Offering

Common stock offered by us........ 2,025,000 shares

Common stock offered by the
 selling stockholders............. 725,000 shares

Common stock to be outstanding
 after the offering............... 10,741,871 shares

Use of proceeds................... Expansion of manufacturing capacity, working capital and other general corporate
                                   purposes, including possible acquisitions.

Nasdaq National Market Symbol..... APWR

                                  ------------

   The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 1999 and does not include the following:

  . 2,182,473 shares of common stock subject to options issued at a weighted average exercise price of $7.60 per share under our 1989 and 1999 Stock Option Plans and 1998 Directors Stock Option Plan

  . 260,012 shares of common stock reserved for issuance under our 1989 and 1999 Stock Options Plans and 1998 Directors Stock Option Plan

   Please see "Capitalization" for a more complete discussion regarding the outstanding shares of common stock and options to purchase common stock and related matters.

   Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares in this offering.

                         Summary Financial Information

   The following summary financial information should be read in conjunction with our financial statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 are derived from, and are qualified by reference to, the audited financial statements included in this prospectus. The statement of operations data for the years ended December 31, 1994 and 1995 have been derived from audited financial statements not included in this prospectus. The statement of operations data for the six month periods ended June 30, 1998 and 1999 and the balance sheet data at June 30, 1999 labeled "Actual" are derived from, and qualified by reference to, our unaudited interim financial statements included in this prospectus.

                                                                         Six Months
                                       Year Ended December 31,         Ended June 30,
                                -------------------------------------- --------------
                                 1994   1995   1996     1997    1998    1998   1999
                                ------ ------ -------  ------- ------- ------ -------
                                                                        (unaudited)
                                       (in thousands, except per share data)
Statement of Operations Data:
  Revenues:
    Product sales.............. $3,434 $5,356 $ 6,237  $13,095 $20,206 $8,895 $13,550
    Research contracts.........  3,676  4,589   4,346    3,512   2,953  1,421   1,579
                                ------ ------ -------  ------- ------- ------ -------
      Total revenues...........  7,110  9,945  10,583   16,607  23,159 10,316  15,129
  Gross profit.................  1,857  2,433   1,107    4,756   5,920  2,647   4,019
  Income (loss) from
   operations..................     88    206  (2,188)     923   1,081    404     987
  Net income (loss)............ $   17 $   98 $(2,363) $   652 $ 2,412 $  520 $   731
                                ====== ====== =======  ======= ======= ====== =======
  Net income (loss) per share--
   basic....................... $ 0.01 $ 0.03 $ (0.64) $  0.18 $  0.30 $ 0.07 $  0.09
  Net income (loss) per share--
   diluted..................... $ 0.01 $ 0.02 $ (0.64) $  0.13 $  0.28 $ 0.07 $  0.08
  Weighted average shares
   outstanding--basic            3,673  3,697   3,700    3,710   7,956  7,336   8,640
  Weighted average shares
   outstanding--diluted          5,356  5,362   3,700    6,220   9,572  7,336   9,543

                                                                June 30, 1999
                                                             -------------------
                                                                 (unaudited)
                                                               (in thousands)
                                                                         As
                                                             Actual  Adjusted(1)
                                                             ------- -----------
Balance Sheet Data:
  Cash and cash equivalents................................. $ 2,150   $29,737
  Working capital...........................................  15,145    42,732
  Total assets..............................................  30,317    57,904
  Total stockholders' equity................................  24,725    52,312

--------------------
(1) The "As Adjusted" column gives effect to the receipt of the estimated net proceeds from the sale of 2,025,000 shares of common stock offered by us in this offering at an assumed public offering price of $14.625 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

   You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially harm our business, results of operations and financial condition and could result in a complete loss of your investment.

We must manage our manufacturing operations to meet changing capacity requirements.

   We currently manufacture all of our products at our Solar Park and Pencader facilities in Newark, Delaware. Our Solar Park and Pencader facilities each have solar cell fabrication lines. Our module assembly operation is located at Pencader, and Silicon-Film(TM) wafers are manufactured at Solar Park. Our facilities have a combined production capacity of 15 megawatts. We are currently experiencing manufacturing capacity constraints and are in the process of expanding our manufacturing capacity at these locations.

   We plan to increase our production capacity to approximately 25 megawatts by the end of the year 2000 and to approximately 75 megawatts over the next four years by upgrading our equipment, adding selected pieces of new equipment and improving productivity. We also plan to relocate the Solar Park solar cell fabrication line to newly leased space at Pencader.

   The successful completion of these expansion projects is subject to significant risks, including the following:

  .  cost overruns and delays

  .  timely delivery of equipment

  .  hiring and training additional employees

  .  equipment breakdowns

  .  lower product quality

   The failure to achieve increased levels of productivity could materially and adversely affect our business, results of operations and financial condition.

We are dependent on the acceptance of our Silicon-Film(TM) products in the solar electric power market.

   We believe we can produce our Silicon-Film(TM) solar cells at a lower cost per watt than other currently available competing solar cell technology because of the continuous nature of the Silicon-Film(TM) manufacturing process, the use of inexpensive raw materials and the elimination of costly manufacturing steps that must be used in other competing technologies. We believe that the anticipated lower cost per watt of solar cells produced by the Silicon-Film(TM) process will provide us with cost advantages over current technologies. Our ability to sell Silicon-Film(TM) products at a lower price per watt than conventional solar cells and the market acceptance of our Silicon-Film(TM) products may be affected by:

  .  our inability to produce Silicon-Film(TM) at projected costs

  . a more rapid decline in prices for competing solar cells than is currently anticipated

  . the lower energy conversion efficiency and power of Silicon-Film(TM) compared to some competing products

  .  the size, appearance and quality of Silicon-Film(TM) solar cells

  . the acceptance of module products and systems assembled by manufacturers over which we have no control

   The failure of our Silicon-Film(TM) products to achieve market acceptance, price advantage or both could materially and adversely affect our business, results of operations and financial condition.

We need to effectively manage our growth.

   During 1998 and 1999, we grew rapidly, expanding our manufacturing capacity by a factor of two and a half and nearly doubling our workforce. This growth has placed and continues to place a strain upon our senior management team and other resources. We have grown from 163 employees as of December 31, 1997 to 305 employees as of August 31, 1999. We currently plan to further expand our manufacturing facility in phases. We plan to expand our sales and marketing organizations in addition to increasing the number of manufacturing employees and adding to our operating and financial management team. Our ability to compete effectively and manage future growth, if any, will require us to continue to implement and improve operational, financial and management information systems on a timely basis and to attract, hire, train efficiently and effectively and retain additional technical, managerial, financial, sales and marketing and support personnel. We are implementing a new financial accounting system which we expect to be in place by September 30, 1999. Any failure to implement and improve our operational, financial and management systems or to attract, hire, train or retain employees could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on protection of our intellectual property.

   The success and competitiveness of our products depend in part upon our ability to protect our current and future technology and manufacturing processes through a combination of patent, trademark, trade secret and unfair competition laws.

   Patent applications in the United States are maintained in secrecy until patents issue, and the publication of discoveries in the scientific literature tends to lag behind actual discoveries. Therefore, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. Patent applications filed in foreign countries are subject to laws, rules and procedures which differ from those of the United States. We cannot ensure the following:

  . patents will issue from pending or future applications

  . our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us

  . foreign intellectual property laws will protect our intellectual property

  . others will not independently develop similar products, duplicate our products or design around any patents issued to us

   We enter into confidentiality and non-disclosure of intellectual property agreements with our employees, consultants and certain vendors and generally control access to and distribution of our proprietary information. Notwithstanding these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar information independently.

   Policing unauthorized use of intellectual property is difficult. The laws of other countries may afford little or no effective protection of our technology. We cannot assure you that the steps taken by us will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Litigation may result in substantial costs and diversion of resources, either of which could have a material and adverse effect on our business, results of operations and financial condition.

Our industry is highly competitive.

   The markets for our products are intensely competitive and characterized by changing technology. We currently experience competition from numerous companies in each of the markets in which we participate. Our competition consists of major electrical, oil and chemical companies, specialized electronics firms, universities, research institutions in the United States, Germany, Japan, Australia and other parts of Asia and Europe, and foreign government-sponsored companies. Many of our competitors are more established, benefit from greater market recognition and have substantially greater financial, development, manufacturing and marketing resources than we have.

   There are a variety of competing technologies currently under development, any one of which could achieve manufacturing costs per watt lower than our Silicon-Film(TM) technology.

   We believe the principal competitive factors in the market for solar electric power components are:

  . price per watt

  . long-term stability and reliability

  . product performance (primarily conversion efficiency)

  . ease of handling and installation

  . product quality

  . reputation

  . environmental factors

The growth of the solar electric power market is uncertain.

   The market for solar electric power products has grown steadily in the past. PV Energy Systems, an independent solar energy market research firm, reports that the shipment volume of solar electric power products has grown at a compound annual rate of approximately 22% since 1994. Our strategy of significantly increasing manufacturing capacity is based in part on the assumption of continuing market growth. In the event that the market for solar electric power does not experience continuing growth, or that the particular market segments and geographic sales regions where we sell the majority of our products do not continue to grow, this factor could have a material adverse effect on our business, results of operations and financial condition.

We may require additional financing.

   We believe that the proceeds of this offering, our cash reserves, other existing sources of capital, cash generated from operations and existing lines of credit will be adequate to fund our operations, including the scale up of production capacity to approximately 25 megawatts by the end of the year 2000 and to approximately 75 megawatts over the next four years. In the event we accelerate our manufacturing expansion plans we may need to seek additional financing. Our inability to obtain the necessary capital or financing to fund future expansions could materially and adversely affect our business, results of operations and financial condition. Additional financing may not be available when needed or may not be available on terms acceptable to us. If additional funds are raised by issuing equity securities, stockholders may incur dilution. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our development programs or otherwise limit the development, manufacture or sale of Silicon-Film(TM) solar cells, which could materially and adversely affect our business, results of operations and financial condition.

There are risks associated with international sales.

   International sales accounted for approximately 78.4% and 73.9% of our product sales for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively. We expect that international sales will continue to represent a significant portion of our product sales. International sales are subject to a number of risks, including the following:

  . changes in foreign government regulations and technical standards

  . difficulty of protecting intellectual property

  . export license requirements, tariffs, taxes and other trade barriers

  . requirements or preferences of foreign nations for domestic products

  . fluctuations in currency exchange rates relative to the U.S. dollar

  . difficulties in collecting accounts receivable

  . extended accounts receivable cycles

  . political and economic instability

  . potentially adverse tax consequences

   We cannot be certain we will be able to maintain our international sales at current levels. If our international sales were to decline significantly, our business, results of operations and financial condition could be materially adversely affected.

We are dependent on a small number of customers.

   Historically, it has been our strategy to market our products to a limited number of significant customers. We have no long-term volume purchase commitments from any of our significant customers.

   Our five largest customers accounted for, in the aggregate, approximately 68.4%, 65.6% and 66.8% of our product sales in 1997, 1998 and for the six months ended June 30, 1999, respectively. Our product sales accounted for approximately 78.9%, 87.2% and 89.6% of total revenues in 1997, 1998 and for the six months ended June 30, 1999, respectively. The remainder of our total revenues for these periods was derived from government-related research and development contracts.

   We anticipate that sales of our products to a limited number of key customers will continue to account for a significant portion of our total revenues. Consequently, any one of the following events may have a material adverse effect on our business, results of operations and financial condition:

  . reduction, delay or cancellation of orders from one or more of our significant customers

  . development by one or more of our significant customers of other sources of supply

  . selection by one or more of our significant customers of devices manufactured by one of our competitors for inclusion in future product generations

  . loss of one or more of our significant customers or a disruption in our sales and distribution channels

  . failure of one of our significant customers to make timely payment of our invoices

   We cannot be certain that we will retain our current customers, that we will be able to recruit additional or replacement customers or that our current customers will make timely payment of our invoices. At June 30, 1999, we had approximately $1.6 million outstanding for more than 90 days from two customers. If we were to lose one or more significant customers to a competitor, our business, results of operations and financial condition could be materially adversely affected.

The loss of one or more of our customers could adversely affect our business.

   Our marketing strategy has been to sell our products primarily to marketing intermediaries selected to provide access to certain important market segments and regions around the world. Our customers are generally not end users of our products but are usually distributors, module assemblers or system integrators who either resell our products to other customers or package our products into systems for resale to end users. These marketing intermediaries are not under our control. Therefore, we have no control over the ability of our customers to market and sell to end users. In addition, we have no control over the financial performance of our customers, which may affect the ability of these customers to purchase and pay for our products.

   We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods, that existing customers will pay our invoices or that we will be able to obtain orders from new customers. A disruption in our relationships with our current customers may have a material adverse effect on our business, results of operations and financial condition.

We are dependent on the availability of system financing for remote electric power applications.

   Solar electric power is used in many applications and has proven to be a cost-effective source of electric power where the electric power grid is unavailable. Solar electric power has also proven to be cost-effective in competition with diesel generators and other alternative forms of off-grid power generation. We estimate that remote electric power applications currently comprise approximately 76% of the market for solar electric power. Because of the high capital costs of solar electric power systems, users may not have sufficient resources or credit to acquire such systems, particularly in developing countries. We believe that the availability of financing, such as loans and lease arrangements, could have a significant effect on the rate of growth of off-grid solar electric power. Our plans for increased sales of solar electric power products include increased sales within this market segment. The lack of increased availability of system financing or the elimination of existing system financing programs could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on the availability of government subsidies and economic incentives for on-grid applications.

   Approximately 24% of the market for solar electric power is for on-grid applications, according to PV Energy Systems. Today, the cost of solar electric power substantially exceeds the cost of power furnished by the conventional electric utility grid. Governmental bodies in many countries, notably the United States, Germany and Japan, have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar electric power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. On-grid applications are generally predicted by third party market research firms to be among the most rapidly growing solar electric power market segments in the future. The growth of the market for solar electric power products depends in part on government programs for solar electric power subsidies and consumer incentives. Any reduction or elimination of government subsidies may have a material adverse effect on our business, results of operations and financial condition.

We are dependent on key suppliers of silicon wafers and other raw materials.

   We manufacture all of our products using materials procured from third-party suppliers. We purchase and recycle silicon wafers from the semiconductor industry for use in our single crystal solar cell manufacturing process and have generally been successful in obtaining sufficient quantities of quality wafers from a variety of sources. Other required raw materials, including silicon, are available in adequate quantities from multiple sources, although for economic and quality control reasons we utilize single sources of supply for certain materials. Increased demand for silicon wafers and improvements in recycling by the semiconductor industry could reduce the supply of silicon wafers and increase their cost to us.

   If we are unable to obtain a sufficient supply of raw materials from our current sources, we could experience difficulties in obtaining alternative sources quickly or in altering product design to use alternative materials. Resulting delays or reductions in product shipments could damage customer relationships. Furthermore, a significant increase in the price of one or more of these materials could have a material adverse effect on our business, results of operations and financial condition.

We have had prior losses and have an accumulated deficit.

   We had marginal net income for each of the years ended December 31, 1994 and 1995 and a net loss of $2.4 million for the year ended December 31, 1996. For the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999, we realized net income of $652,000, $2.4 million and $731,000, respectively, and our accumulated deficit at the end of these periods was $4.9 million, $2.5 million and $1.8 million, respectively. Still, we cannot be certain that we can sustain these growth rates or that we will remain profitable on a quarterly or annual basis in the future. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our future operating results are likely to fluctuate.

   Our quarterly and annual operating revenues, expenses and operating results may fluctuate due to a variety of factors, many of which are beyond our control, including:

  . the timing of orders from, and shipments to, significant customers

  . the timing of new product introductions by us or our competitors

  . delays in the planned Silicon-Film(TM) manufacturing expansion

  . variations in the mix of products sold by us or our competitors

  . the timely payment of our invoices

  . possible decreases in average selling prices of our products in response to competitive pressures

  . market acceptance of new and enhanced versions of our products

  . the availability and cost of key raw materials

  . requirements for cost sharing on government contracts

  . fluctuations in general economic conditions

  . negotiation of final government contract overhead rates

   Due to all of the foregoing factors, we do not believe that period-to-period comparisons of our historical results of operations are indications of future performance. Furthermore, it is possible that in some future quarters our results of operations may fall below the expectations of securities analysts and investors. In such event, the price of our stock on the Nasdaq National Market will likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed analysis of our period-to-period results.

We may be unable to find appropriate strategic alliances.

   We have leveraged, and plan to continue to leverage, our resources in manufacturing technology, marketing and sales of solar electric power products through collaborative agreements with corporate partners and customers. Such strategic alliances may include cooperative agreements for sharing of information, cooperative marketing agreements, or other business relationships such as equity investments or joint ventures. We have developed several strategic alliances to assist in commercializing our Silicon-Film(TM) technology.

   Our current alliances with GPU International and Atersa are intended to facilitate our entry into the grid-connected supply of bulk quantities of solar electric power and to expand our relationships with module assemblers worldwide, respectively.

   The terms of such alliances may require us and our partners to share revenues and expenses from certain activities or for us to grant to our partners licenses to manufacture, market and sell products based upon our Silicon-Film(TM) technology. Our current alliances provide for cost sharing and technology sharing with respect to jointly developed technologies. Such terms could be part of any future strategic alliance and could materially impact our business, results of operations and financial condition.

   We may be unable to find appropriate future strategic alliances in markets in which we have little experience, which could prevent us from bringing our products to these markets in a timely manner, or at all. If we do not enter into effective alliances, our products may not achieve this significant market penetration which could materially adversely affect our business, results of operations and financial condition.

We must keep pace with technological changes.

   The markets for our solar electric power products are characterized by changing technology. While we believe we have developed a new technology for solar electric power applications, our future success will depend in large part on our ability to keep pace with advancing solar electric power technology.

   In addition to our Silicon-Film(TM) technology, we believe that there are a variety of competing technologies under active development by other companies, including amorphous silicon, cadmium telluride and copper indium diselenide, as well as advanced concepts for the manufacture of bulk (ingot based), ribbon and thin film crystalline silicon. Any of these competing technologies could achieve manufacturing costs less than the manufacturing costs expected to be achieved by Silicon-Film(TM) products being developed by us. There is the risk that our development efforts will be rendered obsolete by technological advances of others or that other materials will prove more advantageous for the commercialization of solar electric power products. We believe that to remain competitive in the future, we will need to invest significant financial resources in research and development. Our failure to develop and introduce new products in a timely fashion could materially adversely affect our business, results of operations and financial condition.

Our contracts with federal and state governments subject us to certain risks including termination and audit.

   We intend to continue our policy of selectively pursuing contract research programs funded by various agencies of the United States government and state governments to complement and enhance our own resources.

   The percentage of our total revenues derived from government-related contracts was approximately 21.1%, 12.8% and 10.4% for 1997 and 1998 and for the six months ended June 30, 1999, respectively. Contracts involving the United States government are subject to various risks, including the risk of termination at the convenience of the government. To date, the government has not terminated any of our contracts. Other risks include potential disclosure of our confidential information to third parties, audits and the exercise of "march-in" rights by the government. March-in rights refer to the right of the United States government or a government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology.

   There is no certainty that the United States government will continue its commitment to programs to which our development projects are applicable or that we can compete successfully to obtain funding available pursuant to these programs. A reduction or discontinuance of the government's commitment to these programs or of our participation in these programs could have a material adverse effect on our business, results of operations and financial condition. Substantially all of our revenues from government contracts, including overhead rates, are subject to audit under various federal statutes.

   Although we have received final written acceptance of our overhead rates through 1993, we have been advised that the Defense Contract Audit Agency is disputing certain elements of those rates as well as those overhead rates for 1994 and 1995. The dispute is centered on the effect of our manufacturing operations on our government contract overhead rates during the years of transition from a contract research and development organization to commercial manufacturing. The overhead rates for 1996 have been submitted, but have not yet been audited. We have revised our methodology for determining overhead rates for 1997 and 1998. We believe that adjustments resulting from restitution of this dispute, if any, would not have a material adverse effect on our business and financial condition, but may impact future results of operations.

There are risks associated with our use of hazardous materials.

   We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Therefore, we are subject to a variety of federal, state and local government regulations related to the storage, use and disposal of these materials. Failure to comply with present or future regulations could result in an imposition of fines on us, suspension of production or a cessation of operations. We are not aware of any environmental investigation, proceeding or action by federal or state agencies involving any of our facilities. However, under certain federal and state statutes and regulations, a government agency may seek recovery and response costs from both operators and owners of property where releases of hazardous substances were committed by previous occupants of the property or have occurred or are ongoing. If we fail to control the use of, or to restrict adequately the discharge of, hazardous substances, we could be subject to substantial financial liabilities which could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on key personnel.

   Due to the nature of our business, we are highly dependent on the continued service of, and on the ability to attract and retain, qualified engineering, technical, manufacturing, sales, marketing and senior management personnel. The competition for such personnel is intense. The loss of any key employees or principal members of management could have a material adverse effect on our business and operating results. In addition, if we are unable to hire additional qualified personnel as needed, we may not be able to adequately manage and implement our plans for expansion and growth. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business.

   None of our personnel is covered by an employment contract other than Allen
M. Barnett, our President and Chief Executive Officer, and any other officer or employee of our company can terminate his or her relationship with us at any time. None of our employees is subject to non-competition agreements which would survive termination of employment. We do not have "key person" insurance coverage for the loss of any of our employees other than a $500,000 insurance policy on the life of Dr. Barnett.

Our stock price is volatile.

   The market for securities of high technology companies, including ours, has been highly volatile. The market price of our common stock has fluctuated between $5.875 and $18.50 from February 13, 1998 to

September 8, 1999, and the last sale price was $14.625 on September 8, 1999. It is likely that the price of our common stock will continue to fluctuate widely in the future. Factors affecting the trading price of our common stock include:

  . responses to quarter-to-quarter variations in operating results

  . announcements of technological innovations or new products by us or our competitors

  . failure to meet securities analysts' estimates

  . changes in financial estimates by securities analysts

  . conditions, trends or announcements in the solar electric power industry

  . announcements of significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors

  . additions or departures of key personnel

  . sales of common stock

  . accounting pronouncements or changes in accounting rules that affect our financial statements

  . other factors and events beyond our control

   In addition, the stock market in general, and the market for technology-related stocks in particular, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

   Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs, a diversion of management's attention and resources and a material adverse effect on our business and financial condition.

We may acquire other companies, product lines or technology.

   We may pursue acquisitions that could provide new technologies, products or businesses. Future acquisitions may involve the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt or amortization of expenses related to goodwill and other intangible assets.

   In addition, acquisitions involve numerous risks, including:

  . difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company

  . the diversion of management's attention from other business concerns

  . risks of entering markets in which we have no or limited prior experience

  . the potential loss of key employees of ours or of the acquired company

   We currently have no commitments with respect to any acquisition. In the event that such an acquisition does occur and we are unable to successfully integrate businesses, products, technologies or personnel that we acquire, our business, results of operations and financial condition could be materially adversely affected.

Our management will have broad discretion over the use of proceeds of the offering.

   We intend to use a significant portion of the net proceeds from the sale of common stock for the expansion of our manufacturing capacity, the purchase of components and the development of new products. However, our management will have the discretion to allocate the net proceeds to uses that stockholders may not deem desirable. We may not be able to generate a significant return on any investment of the proceeds.

We face risks relating to the Year 2000 Issues.

   "Year 2000 Issues" refer generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to determine whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

   We have defined Year 2000 compliant as the ability to:

  . correctly handle the date information needed for the December 31, 1999 to January 1, 2000 date change

  . function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration

  . respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner

  . store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century

  . recognize the year 2000 as a leap year

   We have developed and are currently executing a comprehensive risk-based plan designed to make our computer systems and facilities Year 2000 ready. The plan covers four stages: (i) inventory, (ii) assessment, (iii) remediation and
(iv) testing and certification. The inventory, assessment and remediation processes were substantially completed by June 30, 1999. Testing and certification of these systems and applications are targeted for completion by September 30, 1999.

   If we are unable to achieve Year 2000 compliance for our major systems, the Year 2000 could have a material adverse impact on our business, results of operations and financial condition.

   We are currently requesting information concerning Year 2000 compliance status from our customers and suppliers. Our current or future customers and suppliers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, and face litigation. Customers may delay purchases of our products, and suppliers may not be able to provide raw materials. Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for purchases of our products and services. As a result, our business, financial condition and results of operations could be materially adversely affected.

Certain current stockholders own a large portion of our voting stock.

   Following the closing of this offering, our officers, directors and affiliated entities together will beneficially own approximately 17.3% of our outstanding common stock (16.7% if the underwriters' over-allotment option is exercised in full). As a result, these stockholders may be able to substantially influence all matters requiring stockholder approval and thereby, our management and affairs. Matters that typically require stockholder approval include:

  . election of directors

  . merger or consolidation

  . sale of all or substantially all of our assets

   This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of our common stock.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

   Certain provisions of our amended and restated certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, which could reduce the market price of our common stock. Such provisions include:

  . authorizing the issuance of "blank check" preferred stock

  . providing for a classified board of directors with staggered, three-year terms

  . providing that directors may only be removed for cause by the affirmative vote of 80% of the stockholders

  . limiting the persons who may call special meetings of stockholders

  . prohibiting stockholder action by written consent

  . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings

   Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

You will suffer dilution in the value of your shares.

   Investors in this offering will incur immediate and substantial dilution in the net tangible book value per share of our common stock.

We do not expect to pay cash dividends.

   We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. The terms of our bank debt agreements prohibit us from paying cash dividends without the consent of the lender. Therefore, we do not expect to pay any cash dividends in the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties, which may include statements about our:

  . business strategy

  . expansion of our manufacturing capabilities

  . plans for hiring additional personnel

  . plans for entering into collaborative agreements

  . anticipated sources of funds, including the proceeds from this offering, to fund our operations for the four years following the date of this prospectus

  . plans, objectives, expectations and intentions contained in this prospectus that are not historical facts

   When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus. We assume no obligation to update any forward-looking statements.

              HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING

   We estimate that we will receive net proceeds of $27.6 million from the sale of the 2,025,000 shares of common stock offered by us at an assumed public offering price of $14.625 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Our estimated net proceeds will be $33.3 million if the underwriters exercise their option to purchase additional shares from us in this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

   We currently intend to use approximately $19.0 million of the net proceeds of the offering for the expansion of manufacturing capacity, including the purchase of equipment, fit-up costs and training expenses. We intend to use the remaining net proceeds from this offering for working capital and other general corporate purposes. In addition, in the ordinary course of business we may evaluate potential acquisitions of, or joint ventures with, complementary businesses, products and technologies. Although we have no current commitments or agreements with respect to any acquisition, other than our agreements with GPU International and Atersa, we might in the future use a portion of the remaining proceeds to pay for acquisitions.

   Pending these uses, the net proceeds of this offering will be invested in short-term, investment-grade, interest-bearing investments or accounts.

   The amount we actually spend for these purposes may vary significantly and will depend on a number of factors, including future revenue and cash generated by operations and the other factors described under "Risk Factors." Therefore, we will have broad discretion in the way we use the net proceeds.

                          PRICE RANGE OF COMMON STOCK

   Our common stock began trading on the Nasdaq National Market on February 13, 1998 under the symbol "APWR." The following table sets forth for the indicated periods, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
1998
  First Quarter (from February 13, 1998)......................... $10.88 $ 6.00
  Second Quarter.................................................  10.25   7.63
  Third Quarter..................................................   9.75   6.13
  Fourth Quarter.................................................   9.88   5.88

1999
  First Quarter.................................................. $14.25 $ 8.50
  Second Quarter.................................................  18.50  10.88
  Third Quarter (through September 8, 1999)......................  17.25  12.88

   On September 8, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $14.625 per share. As of June 30, 1999, there were approximately 322 stockholders of record of our common stock.

                                DIVIDEND POLICY

   We have never declared nor paid any cash dividends on shares of our stock, and we do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance our growth and do not anticipate paying any cash dividends in the foreseeable future. The terms of our bank debt agreements prohibit us from paying cash dividends without the consent of the lender.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999:

  .  on an actual basis

  . as adjusted to give effect to the receipt of the estimated net proceeds from the sale of 2,025,000 shares of common stock in this offering at an assumed public offering price of $14.625 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

   The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 1999 and does not include the following:

  . 2,182,473 shares of common stock subject to options at a weighted average exercise price of $7.60 per share granted under our 1989 and 1999 Stock Option Plans and 1998 Directors Stock Option Plan

  . 260,012 shares of common stock reserved for issuance under our 1989 and 1999 Stock Option Plans and 1998 Directors Stock Option Plan

   This information is qualified by, and should be read in conjunction with, our financial statements and the notes thereto included in this prospectus.

                                                              June 30, 1999
                                                           --------------------
                                                            ($ in thousands)
                                                           Actual   As Adjusted
                                                           -------  -----------
Long-term debt............................................ $   --     $   --
                                                           -------    -------
Stockholders' equity:
  Preferred stock, $0.01 par value: 5,000,000 shares
   authorized; none issued;...............................     --         --
  Common stock, $0.01 par value: 25,000,000 shares
   authorized; 8,716,871 shares issued and outstanding,
   actual; 10,741,871 shares issued and outstanding, as
   adjusted...............................................      87        107
  Additional paid-in capital..............................  26,637     54,204
  Unearned compensation...................................    (197)      (197)
  Accumulated deficit.....................................  (1,802)    (1,802)
                                                           -------    -------
  Total stockholders' equity..............................  24,725     52,312
                                                           -------    -------
    Total capitalization.................................. $24,725    $52,312
                                                           =======    =======

                            SELECTED FINANCIAL DATA

   The following summary financial information should be read in conjunction with our financial statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from, and are qualified by reference to the audited financial statements included in this prospectus. The statement of operations data for the years ended December 31, 1994 and 1995 and the balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from audited financial statements not included in this prospectus. The statement of operations data for the six month periods ended June 30, 1998 and 1999 and the balance sheet data at June 30, 1999 are derived from, and qualified by reference to, our unaudited interim financial statements included in this prospectus.

                                                                      Six Months
                                 Year Ended December 31,            Ended June 30,
                          ----------------------------------------  ----------------
                           1994   1995    1996     1997     1998     1998     1999
                          ------ ------  -------  -------  -------  -------  -------
                                                                      (unaudited)
                                  (in thousands, except per share data)
Statement of Operations
 Data:
 Revenues:
 Product sales..........  $3,434 $5,356  $ 6,237  $13,095  $20,206  $ 8,895  $13,550
 Research contracts.....   3,676  4,589    4,346    3,512    2,953    1,421    1,579
                          ------ ------  -------  -------  -------  -------  -------
  Total revenues........   7,110  9,945   10,583   16,607   23,159   10,316   15,129
 Cost of revenues:
 Product sales..........   2,954  4,483    6,896    9,311   14,942    6,531    9,973
 Research contracts.....   2,299  3,029    2,580    2,540    2,297    1,138    1,137
                          ------ ------  -------  -------  -------  -------  -------
  Total cost of
   revenues.............   5,253  7,512    9,476   11,851   17,239    7,669   11,110
                          ------ ------  -------  -------  -------  -------  -------
  Gross profit..........   1,857  2,433    1,107    4,756    5,920    2,647    4,019
 Operating expenses:
 Product development
  expenses..............     220    314      776    1,007    1,392      609    1,046
 General and
  administrative
  expenses..............   1,172  1,469    1,859    1,972    2,496    1,184    1,393
 Selling expenses.......     377    444      660      854      951      451      593
                          ------ ------  -------  -------  -------  -------  -------
  Total operating
   expenses.............   1,769  2,227    3,295    3,833    4,839    2,244    3,032
                          ------ ------  -------  -------  -------  -------  -------
  Income (loss) from
   operations...........      88    206   (2,188)     923    1,081      403      987
 Other expense (income):
 Interest expense.......      42    115      169      369      252      197        1
 Other expense
  (income)..............      29     (7)       6     (118)    (598)    (339)     (58)
                          ------ ------  -------  -------  -------  -------  -------
 Income (loss) before
  income taxes..........      17     98   (2,363)     672     1427      545    1,044
 Income tax expense
  (benefit).............     --     --       --        20     (985)      25      313
                          ------ ------  -------  -------  -------  -------  -------
 Net income (loss)......  $   17 $   98  $(2,363) $   652  $ 2,412  $   520  $   731
                          ====== ======  =======  =======  =======  =======  =======
 Net income (loss) per
  share--basic..........  $ 0.01 $ 0.03  $ (0.64) $  0.18  $  0.30  $  0.07  $  0.09
 Net income (loss) per
  share--diluted........  $ 0.01 $ 0.02  $ (0.64) $  0.13  $  0.28  $  0.07  $  0.08
 Weighted average shares
  outstanding--basic....   3,673  3,697    3,700    3,710    7,956    7,336    8,640
 Weighted average shares
  outstanding--diluted..   5,356  5,362    3,700    6,220    9,572    7,336    9,543

                                      December 31,
                         -------------------------------------------  June 30,
                          1994     1995     1996     1997     1998      1999
                         -------  -------  -------  -------  ------- -----------
                                                                     (unaudited)
                                     (in thousands)
Balance Sheet Data:
 Cash and cash
  equivalents........... $    77  $    29  $    25  $ 4,908  $ 6,545   $ 2,150
 Working capital
  (deficiency)..........   1,309    1,420     (970)   5,608   14,839    15,145
 Total assets...........   7,148    8,615    7,887   15,115   28,366    30,317
 Total debt.............     514    1,463    1,483    6,593      --        --
 Total stockholders'
  equity (deficit)......  (1,308)  (1,077)  (2,860)  (2,039)  23,263    24,725

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and the related notes appearing at the end of this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

   We develop, manufacture, market and sell a range of solar electric power products, including solar cells, modules and panels, for the global marketplace. Solar cells are semiconductor devices which convert sunlight into electricity and form the building block for all solar electric power products. Our products are used to generate electricity for users not connected to the utility grid. Such applications include electrification of rural homes and villages, and power supply for equipment in the communications and transportation industries. Our products are also used by customers already connected to the utility grid as a clean, renewable source of alternative or supplemental electricity. Additionally, we are expanding our joint venture agreement with GPU International to generate and sell wholesale solar electric power.

   We currently generate product revenues from the sale of solar cells, modules, and panels. Although we are continuing a significant expansion of our Silicon-Film(TM) manufacturing capacity, the predominant source of our product revenues to date has been recycled wafer products. We recognize product sales revenue upon shipment. Solar cell prices and manufacturing costs vary depending upon supply and demand in the market for solar cells and modules, order size, yields, the costs of raw materials, particularly reclaimed silicon wafers recycled from the semiconductor industry, and other factors. Product sales represented 89.6% of total revenues for the six months ended June 30, 1999 and 87.2% of total revenues for the year ended December 31, 1998. In addition, we also generate revenue from contracts with various federal government agencies to conduct research on advanced Silicon-Film(TM) products and optoelectronic devices. Generally, these contracts last from six months to three years. We recognize research contract revenue at the time costs benefiting the contracts are incurred, which approximates the percentage of completion method.

   Solar cells that we manufacture are sold to original equipment manufacturers that assemble the solar cells into modules. Additionally, we assemble and sell modules to distributors and value-added resellers. The sale of a module results in substantially more revenue to us than the sale of solar cells due to the value of the additional materials, labor and overhead added during the module assembly process. Accordingly, our product sales are affected not just by changes in total solar cells produced, but by changes in the mix between solar cells and modules sold. The gross margin percentages for modules are generally less than those of solar cells and as a result, changes in the mix of solar cells and modules sold may affect total product gross margin.

   For the six months ended June 30, 1999, approximately 73.9% of our product revenues was generated by sales to customers located outside the United States. We believe that international sales will continue to account for a significant portion of our product sales for the foreseeable future. Current sales are denominated in U.S. dollars and foreign exchange rate fluctuations have not had an impact on our results of operations.

   Substantially all of our revenues from government contracts are subject to audit under various federal statutes. Although we have received final written acceptance of our overhead rates through 1993, the Defense Contract Audit Agency is now disputing certain elements of those submissions as well as the overhead rates for 1994 and 1995. The dispute is centered on the effect of our manufacturing operations on our government contract overhead rates during the years of transition from a contract research and development organization to commercial manufacturing. The overhead rates for 1996 have been submitted, but have not yet been audited. This dispute does not affect our overhead rates for 1997, 1998 and 1999, inasmuch as we revised our methodology for determining overhead rates. We believe that adjustments to revenue, if any, will not have a material adverse effect on our business and financial condition, but may impact results of operations.

   We have joint ventures with GPU International and Atersa, and we intend to seek additional joint ventures with other parties. The terms of these joint ventures may not permit us to consolidate the financial results of the ventures with our financial statements. In these circumstances, we will record our proportionate share of the earnings or loss of the venture using the equity method of accounting and will present such earnings or loss as a separate component of our statement of income.

Results of Operations

   The following table sets forth selected financial data as a percentage of total revenues for the periods indicated:

                                                                   Six Months
                                                Year Ended            Ended
                                               December 31,         June 30,
                                             --------------------  ------------
                                             1996    1997   1998   1998   1999
                                             -----   -----  -----  -----  -----
                                                                   (unaudited)
Revenues:
  Product sales.............................  58.9%   78.9%  87.2%  86.2%  89.6%
  Research contracts........................  41.1    21.1   12.8   13.8   10.4
                                             -----   -----  -----  -----  -----
    Total revenues.......................... 100.0   100.0  100.0  100.0  100.0
                                             -----   -----  -----  -----  -----
Cost of revenues:
  Product sales.............................  65.1    56.1   64.5   63.3   65.9
  Research contracts........................  24.4    15.3    9.9   11.0    7.5
                                             -----   -----  -----  -----  -----
    Total cost of revenues..................  89.5    71.4   74.4   74.3   73.4
                                             -----   -----  -----  -----  -----
    Gross profit............................  10.5    28.6   25.6   25.7   26.6
Operating expenses:
  Product development expenses..............   7.3     6.1    6.0    5.9    6.9
  General and administrative expenses.......  17.7    11.9   10.8   11.5    9.2
  Selling expenses..........................   6.2     5.1    4.1    4.4    3.9
                                             -----   -----  -----  -----  -----
    Total operating expenses................  31.2    23.1   20.9   21.8   20.0
                                             -----   -----  -----  -----  -----
    Income (loss) from operations........... (20.7)    5.5    4.7    3.9    6.6
Other expense (income)......................   1.6     1.5   (1.5)  (1.4)  (0.3)
                                             -----   -----  -----  -----  -----
Income (loss) before income taxes........... (22.3)    4.0    6.2    5.3    6.9
Income tax expense (benefit)................   --      0.1   (4.2)   0.2    2.1
                                             -----   -----  -----  -----  -----
Net income (loss)........................... (22.3)%   3.9%  10.4%   5.1%   4.8%
                                             =====   =====  =====  =====  =====

Comparison of Six Months Ended June 30, 1998 and 1999

   Revenues. Our total revenues were $15.1 million for the six months ended June 30, 1999, an increase of $4.8 million, or 46.7%, from the same period in 1998. Product sales were $13.6 million for the six months ended June 30, 1999, an increase of $4.7 million, or 52.3%, from the same period in 1998. Our increase in product sales was due to ongoing strong demand for our products and improvements in manufacturing productivity and increases in capacity at both our manufacturing plants. Contract revenues were $1.6 million for the six months ended June 30, 1999, an increase of $158,000, or 11.1%, from the same period in 1998. The increase is a result of incremental funding in the first quarter of 1999 on our government contracts for the development of Silicon-Film(TM).

   Gross profit. Our gross profit was $4.0 million for the six months ended June 30, 1999, an increase of $1.4 million, or 51.8%, from the same period in 1998. Gross profit on product revenues for the six months ended June 30, 1999 was $3.6 million, an increase of $1.2 million, or 51.3%, from the same period in 1998. Our gross margin on product revenues was 26.4% for the six months ended June 30, 1999. In the similar 1998 period, the gross margin on product revenues was 26.6%. Our 1999 gross margin on product revenues was affected in the first quarter as a result of manufacturing productivity issues that arose in the fourth quarter of 1998 and continued into 1999. The 1998 gross margin on product revenues was affected by startup costs pertaining to our second manufacturing facility. Our gross profit on research contracts for the six months ended June 30, 1999 was $442,000, an increase of $159,000, or 56.1%, from the same period in 1998. Our increase in gross profit on research contracts was due to the higher level of funding on the government contracts and to higher effective government contract overhead rates.

   Product development expenses. Our product development expenses for the six months ended June 30, 1999 were $1.0 million, up $437,000, or 71.8%, from the same period in 1998. The increase is due to a higher level of development activity due in part to the incremental government funding in the first quarter of 1999 and the contribution of our resources to supplement this funding in the six months ended June 30, 1999.

   General and administrative expenses. Our general and administrative expenses for the six months ended June 30, 1999 were $1.4 million, an increase of $209,000, or 17.6%, from the similar 1998 period. The increase is primarily due to higher levels of salaries as a result of additional positions to support our growth, professional fees and insurance expenses, offset by a reduced level of employee bonus expense. Certain of these increased expenses were incurred as a result of our transition to being a public company through the initial public offering of our common stock, which was completed in February 1998.

   Selling expenses. Our selling expenses for the six months ended June 30, 1999 were $593,000, an increase of $142,000, or 31.5%, from the similar 1998 period. The increase is due to higher salary costs as a result of additions to the sales and marketing staff, and higher travel costs, offset by a lower level of employee bonus expense.

   Interest expense. Our interest expense for the six months ended June 30, 1999 was $1,000, as compared with $198,000 in the similar 1998 period. The decline is due to the paydown of debt in 1998.

   Interest income. Our interest income for the six months ended June 30, 1999 was $58,000, as compared with $338,000 in the similar 1998 period. The reduction was due to lower cash balances available for investment, as a result of the use of cash for the funding of working capital, capital equipment, debt reduction and the purchase of the assignment of wafer supply contracts discussed in "Liquidity and Capital Resources" below.

   Income taxes. Income taxes for the six months ended June 30, 1999 were $313,000, as compared with $25,000 in the similar 1998 period. Our 1998 tax provision was limited to alternative minimum tax. In the fourth quarter of 1998, we eliminated the valuation allowance pertaining to the remaining net operating loss carryforward. As a result, our effective tax rate in 1999 has increased to 30% from 4.6% in the similar 1998 period.

Comparison of Years Ended December 31, 1997 and 1988

   Revenues. Our total revenues for the year ended December 31, 1998 were $23.2 million, an increase of $6.6 million, or 39.5%, from $16.6 million for the year ended December 31, 1997. Product sales for the year ended December 31, 1998 were $20.2 million, an increase of $7.1 million, or 54.3%, from $13.1 million for the year ended December 31, 1997. Our increase in product sales was due to increased levels of production from the addition of a second manufacturing facility in the first half of 1998 as well as improvements in manufacturing technology and manufacturing productivity, allowing us to satisfy a greater percentage of backlog orders. Research contract revenue for the year ended December 31, 1998 was $3.0 million, a decline of $559,000, or 15.9%, from $3.5 million for the year ended December 31, 1997. The decline in research contract revenue, which was expected, was primarily attributable to continued reduction of our contract overhead rates as a result of the ongoing transformation from a government contractor to a manufacturing company.

   Gross profit. Our gross profit for the year ended December 31, 1998 was $5.9 million, an increase of $1.2 million, or 24.5%, from $4.8 million for the year ended December 31, 1997. Gross profit on product revenues for the year ended December 31, 1998 was $5.3 million, an increase of $1.5 million, or 39.5%, from $3.8 million for the year ended December 31, 1997. Gross profit margin on product revenues for the year ended December 31, 1998 was 26.1%, as compared to 28.9% for the year ended December 31, 1997. The change in product gross margin was affected by our expansion into a second manufacturing facility. During the first half of 1998, we incurred start-up costs such as the hiring and training of new employees and facility operating costs, but generated little revenue to offset such costs. In the second half of 1998, the quantities of product manufacturing increased and generated revenues, but the gross margins remained below those of our other manufacturing facility. We expect further improvement in our product gross margins in 1999 as the production levels in the Solar Park facility continue to increase. Product gross margins in the fourth quarter were also affected by disruptions to the manufacturing process caused by the installation of new manufacturing equipment, the qualification of new vendors and the large numbers of new employees required to be hired and trained. These issues are expected to continue to negatively affect our financial results for the first half of 1999.

   Gross profit on research contract revenues for the year ended December 31, 1998 was $656,000, a decrease of $316,000, or 32.5%, from $972,000 for the year ended December 31, 1997. Gross profit margin on research contracts revenue for the year ended December 31, 1998 was 22.2% as compared to 27.7% for the year ended December 31, 1997. The decrease in gross profit and gross profit margin was attributable to a reduction in our contract overhead rates as a result of our ongoing transition to a manufacturing company, which reduces the amount of overhead expenses that we previously allocated and billed to government contracts.

   Product development expenses. Our product development expenses for the year ended December 31, 1998 were $1.4 million, an increase of $385,000, or 38.3%, from $1.0 million for the year ended December 31, 1997. The increase in product development expenses was attributable to increased levels of engineering and manufacturing support dedicated to the development of our Silicon-Film(TM) production process.

   General and administrative expenses. Our general and administrative expenses for the year ended December 31, 1998 were $2.5 million, an increase of $524,000, or 26.6%, from $2.0 million in 1997. The increase was due to increased salary expense due to additional positions to support our growth and the costs of being a public company (legal and accounting fees, liability insurance, printing, stockholders communications) but were offset by a lower level of bonuses.

   Selling expenses. Our selling expenses for the year ended December 31, 1998 were $951,000, an increase of $97,000, or 11.4%, from $854,000 for the year ended December 31, 1997. The increase in selling expenses was due to increased salary, advertising and travel expenses offset by the elimination of sales commissions paid to third parties.

   Interest expense. Interest expense for the year ended December 31, 1998 was $252,000, a decrease of $117,000, or 31.7%, from $369,000 for the year ended December 31, 1997. The decline in interest expense was attributable to a reduction in our level of indebtedness, including the repayment of bank debt in March 1998 and the repayment of the $5.0 million convertible promissory note in October 1998.

   Interest income. Interest income, principally net interest income, for the year ended December 31, 1998 was $599,000, as compared with interest income of $114,000 for the year ended December 31, 1997. The increase was attributable to increased cash balances and related levels of interest income as a result of the proceeds of our initial public offering.

   Income taxes. We recorded an income tax benefit of $985,000 for the year ended December 31, 1998, as compared with an expense of $20,000 for the year ended December 31, 1997. The 1998 benefit represents the change in the valuation allowance pertaining to our net operating loss carry forwards. The 1997 expense represents our alternative minimum tax liability.

Comparison of Years Ended December 31, 1996 and 1997

   Revenues. Total revenues for the year ended December 31, 1997 were $16.6 million, an increase of $6.0 million, or 56.9%, from $10.6 million for the year ended December 31, 1996. Product sales for the year ended December 31, 1997 were $13.1 million, an increase of $6.9 million, or 109.9%, from $6.2 million for the year ended December 31, 1996. The increase in product sales was attributable to increased levels of production as a result of improvements in manufacturing technology and manufacturing productivity, allowing us to satisfy a greater percentage of backlog orders. Research contract revenue for the year ended December 31, 1997 was $3.5 million, a decline of $834,000, or 19.2%, from $4.3 million for the year ended December 31, 1996. The decline in research contract revenue was primarily attributable to a reduction in our contract overhead rates as a result of the ongoing transformation from a government contractor to a manufacturing company.

   Gross profit. Gross profit for the year ended December 31, 1997 was $4.8 million, an increase of $3.6 million, or 330%, from $1.1 million for the year ended December 31, 1996. Gross profit on product revenues for the year ended December 31, 1997 was $3.8 million, an increase of $4.4 million from negative gross profit of $659,000 for the year ended December 31, 1996. Gross profit margin on product revenues for the year ended December 31, 1997 was 28.9%, as compared to (10.6%) for the year ended December 31, 1996. During 1996 we significantly increased our staffing and overhead in our manufacturing operation but did not experience a proportionate increase in manufacturing output. For several months, our manufacturing costs exceeded the revenues generated from the sales of such products. In addition, during the year ended December 31, 1996, we reevaluated our ability to process certain of the silicon wafers in our inventory, and determined that a downward adjustment in their carrying value of $220,000 was appropriate. During 1997, we began to realize the benefits of the costs incurred in 1996, as production capacity and output increased significantly. As a result, we were able to realize the significant increases in revenue noted above without a commensurate increase in costs. Gross profit on research contract revenues for the year ended December 31, 1997 was $972,000, a decrease of $794,000, or 44.1%, from $1.8 million for the year ended December 31, 1996. Gross profit margin on research contracts revenue for the year ended December 31, 1997 was 27.7% as compared to 40.6% for the year ended December 31, 1996. The decrease in gross profit and gross profit margin was attributable to a reduction in our contract overhead rates as a result of the ongoing transition to a manufacturing company, which reduces the amount of overhead expenses that were previously allocated to government contracts.

   Product development expenses. Our product development expenses for the year ended December 31, 1997 were $1.0 million, an increase of $231,000, or 29.8%, from $776,000 for the year ended December 31, 1996. The increase in product development expenses was attributable to increased levels of engineering and manufacturing support dedicated to the acceleration of Silicon-Film(TM) production.

   General and administrative expenses. Our general and administrative expenses for the year ended December 31, 1997 were $2.0 million, an increase of $113,000, or 6.1%, from $1.9 million in 1996. Reduced personnel expenses and a reduction in the provision for bad debt expense were offset by an increase in employee benefit costs due to increased company contributions to employee retirement and bonus plans and increased compensation expense of stock options.

   Selling expenses. Our selling expenses for the year ended December 31, 1997 were $854,000, an increase of $194,000, or 29.3%, from $660,000 for the year ended December 31, 1996. The increase in selling expenses was due to increased salary and benefit expenses to employees as well as increased sales commissions paid to third-parties, reflecting a higher level of sales to certain customers.

   Interest expense. Interest expense for the year ended December 31, 1997 was $369,000, an increase of $200,000, or 118.8%, from $169,000 for the year ended December 31, 1996. The increase in interest expenses was attributable to higher levels of debt outstanding as well as higher interest rates provided for in the forbearance agreements with our primary lender. The increased debt levels resulted from our issuance of the $5.0 million promissory note to Corning, as well as a $1.0 million advance from a customer.

   Other income. Other income for the year ended December 31, 1997 was $118,000, as compared with expense of $6,000 for the year ended December 31, 1996. The increase in other income was due to increased interest income and corresponding cash balances as a result of the convertible note issued to Corning.

   Income taxes. Income tax expense for the year ended December 31, 1997 was $20,000, as compared with $0 for the year ended December 31, 1996. The 1997 expense represents our alternative minimum tax liability.

Selected Quarterly Operating Results

   The following table presents certain historical statement of operations data for our six most recent quarters ended June 30, 1999. Actual results of operations data are presented for all periods. In management's opinion, this unaudited information has been prepared on the same basis as the audited annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the quarters presented. You should read this information in conjunction with the financial statements, including the notes thereto, included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

                                                Quarter Ended
                                --------------------------------------------------
                                                   Sep                       Jun
                                Mar 31,  Jun 30,   30,    Dec 31,  Mar 31,   30,
                                 1998     1998     1998    1998     1999     1999
                                -------  -------  ------  -------  -------  ------
                                                 (unaudited)
                                               (in thousands)
Revenues:
  Product sales................ $4,224   $4,671   $5,248  $6,063   $6,301   $7,250
  Research contracts...........    705      716      911     621      838      740
                                ------   ------   ------  ------   ------   ------
    Total revenues.............  4,929    5,387    6,159   6,684    7,139    7,990
Cost of revenues:
  Product sales................  3,052    3,478    3,836   4,576    4,687    5,286
  Research contracts...........    556      582      696     463      615      522
                                ------   ------   ------  ------   ------   ------
    Total cost of revenues.....  3,608    4,060    4,532   5,039    5,302    5,808
                                ------   ------   ------  ------   ------   ------
    Gross profit...............  1,321    1,327    1,627   1,645    1,837    2,182
Operating expenses:
  Product development
   expenses....................    310      299      341     442      556      489
  General and administrative
   expenses....................    520      664      692     620      654      739
  Selling expenses.............    186      266      277     223      260      334
                                ------   ------   ------  ------   ------   ------
    Total operating expenses...  1,016    1,229    1,310   1,285    1,470    1,562
                                ------   ------   ------  ------   ------   ------
    Income from operations.....    305       98      317     360      367      620
Other expense (income):
  Interest expense.............    114       83       86     --       --       --
  Interest income..............   (135)    (203)    (181)   (111)     (42)     (16)
                                ------   ------   ------  ------   ------   ------
Income before income taxes.....    326      218      412     471      409      636
Income tax expense (benefit)...     15       10       19  (1,029)     123      191
                                ------   ------   ------  ------   ------   ------
Net income..................... $  311   $  208   $  393  $1,500   $  286   $  445
                                ======   ======   ======  ======   ======   ======

                                         Percentage of Total Revenues
                                -----------------------------------------------
                                Mar 31, Jun 30, Sep 30, Dec 31, Mar 31, Jun 30,
                                 1998    1998    1998    1998    1999    1999
                                ------- ------- ------- ------- ------- -------
                                                  (unaudited)
Revenues:
  Product sales................   85.7%   86.7%   85.2%   90.7%   88.3%   90.7%
  Research contracts...........   14.3    13.3    14.8     9.3    11.7     9.3
                                 -----   -----   -----   -----   -----   -----
    Total revenues.............  100.0   100.0   100.0   100.0   100.0   100.0
                                 -----   -----   -----   -----   -----   -----
Cost of revenues:
  Product sales................   61.9    64.6    62.3    68.5    65.7    66.2
  Research contracts...........   11.3    10.8    11.3     6.9     8.6     6.5
                                 -----   -----   -----   -----   -----   -----
    Total cost of revenues.....   73.2    75.4    73.6    75.4    74.3    72.7
                                 -----   -----   -----   -----   -----   -----
    Gross profit...............   26.8    24.6    26.4    24.6    25.7    27.3
Operating expenses:
  Product development
   expenses....................    6.3     5.6     5.5     6.6     7.8     6.1
  General and administrative
   expenses....................   10.5    12.3    11.2     9.3     9.2     9.2
  Selling expenses.............    3.8     4.9     4.5     3.3     3.6     4.2
                                 -----   -----   -----   -----   -----   -----
    Total operating expenses ..   20.6    22.8    21.3    19.2    20.6    19.5
                                 -----   -----   -----   -----   -----   -----
    Income from operations.....    6.2     1.8     5.2     5.4     5.1     7.8
Other expense (income):
  Interest expense.............    2.3     1.5     1.4     --      --      --
  Interest income..............   (2.7)   (3.8)   (2.9)   (1.6)   (0.6)   (0.2)
                                 -----   -----   -----   -----   -----   -----
Income before income taxes.....    6.6     4.1     6.7     7.0     5.7     8.0
Income tax expense (benefit)...    0.3     0.2     0.3   (15.4)    1.7     2.4
                                 -----   -----   -----   -----   -----   -----
Net income ....................    6.3%    3.9%    6.4%   22.4%    4.0%    5.6%
                                 =====   =====   =====   =====   =====   =====

   We believe that period to period comparisons of our operating results will not necessarily be meaningful, and you should not rely on them as an indication of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In such event, the trading price of our common stock may decline.

Liquidity and Capital Resources

   At June 30, 1999, we had cash of $2.1 million, as compared with $6.5 million at December 31, 1998 and $4.9 million at the end of 1997. Cash used in operating activities of $3.6 million for the six months ended June 30, 1999 was due to increases in accounts receivable and inventory balances and to payments totaling $700,000 for the assignment to us of wafer supply contracts. We will be making additional payments for these contracts totaling $200,000 over the remainder of 1999. We purchased the assignment of these contracts in order to have more direct access to the wafer manufacturers, which has given us better control over incoming wafers. Cash used in operating activities of $3.1 million for the year ended December 31, 1998 was due principally to increases in accounts receivable and inventory.

   Cash used by investing activities of $1.5 million for the six months ended June 30, 1999 related to our capital equipment expenditures to increase our manufacturing capacity. Total 1999 expenditures are expected to total approximately $2.5 million. In 1998, cash used in investing activities was $5.5 million and principally was due to capital expenditures relating to the fit-up of our Pencader plant.

   Net cash provided from financing activities of $682,000 for the six months ended June 30, 1999 was due to proceeds from the exercise of stock options. For 1998, net cash provided from financing activities was $10.2 million, and was principally comprised of $16.6 million in proceeds from our initial public offering and reduction in debt balances of $6.6 million.

   Our sources of liquidity as of June 30, 1999 consist principally of cash of $2.1 million, and available bank credit lines of $4 million. Any borrowings under our bank facilities will be secured by accounts receivable, inventory and machinery and equipment.

   We expect that the proceeds of this offering, our available cash balance, projected cash generated from operations and available bank credit lines will be sufficient to fund our activities over the next four years.

Income Taxes

   Net operating loss carryforwards totaling approximately $4.1 million are available through 2012 to reduce federal and state taxable income as of December 31, 1998. During 1998 we made the determination that it is more likely than not that the tax benefit of the net operating loss carryforwards will be realized and accordingly eliminated the valuation allowance for financing reporting purposes.

Impact of Recently Issued Accounting Standards

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS
133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The statement is not expected to affect us because we do not hold any derivative instruments or conduct any hedging activities.

   In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the effective date of FASB Statement No. 133 (SFAS 137). SFAS 137 delays the implementation of SFAS No. 133 until the year 2001.

Year 2000 Readiness

   Our current data processing systems and certain embedded processing systems are not Year 2000 compliant. We have developed and are currently executing a comprehensive risk-based plan designed to make our computer systems, those certain embedded processing systems, applications and facilities Year 2000 ready. Our plan covers four stages including (i) inventory, (ii) assessment,
(iii) remediation and (iv) testing and certification. At year end 1997, we had substantially completed the inventory stage for our owned systems and applications. The assessment and remediation processes are currently underway and we are utilizing both internal and external resources to reprogram, or replace where necessary, and test the software for Year 2000 modifications. The remediation process has been largely completed by June 30, 1999. Testing and certification of these systems and applications are targeted for completion by September 30, 1999.

   Our ongoing transformation from a government research and development organization to a manufacturing company has necessitated system enhancements to accommodate this growth. We are therefore addressing the Year 2000 issue through these planned system augmentations. Total Year 2000 costs for our owned systems and applications were approximately $250,000 in 1998 and currently estimated to be approximately $250,000 in 1999, which we expect to fund through operating cash flows. A majority of these costs are currently believed to be incremental costs that will not recur in the Year 2000 or thereafter.

   We are initiating communications with our critical third-party relationships, consisting of both customers and suppliers, to determine the extent to which we may be vulnerable to such parties' failure to resolve their own Year 2000 issues. Where practicable, we will assess and attempt to mitigate our risks with respect to the failure of these entities to be Year 2000 ready through the development of appropriate contingency plans. The effect, if any, on our results of operations from the failure of any of these parties to be Year 2000 ready, is not presently reasonably estimable.

Effects of Inflation and Exchange Rates

   We have not been materially affected by inflation or changes in foreign exchange rates. We have agreed to enter into a joint venture with Atersa. Since the financial statements of the joint venture will be denominated in a foreign currency, we may be affected by foreign exchange rates in the future.

                                    BUSINESS

Overview

   We develop, manufacture, market and sell a range of solar electric power products, including solar cells, modules and panels, for the global marketplace. Solar cells are semiconductor devices which convert sunlight into electricity and form the building block for all solar electric power products. Historically, our products have been used to generate electricity for users not connected to the utility grid. Such applications include electrification of rural homes and villages, and power supply for equipment in the communications and transportation industries. More recently, our products are also being used by customers already connected to the utility grid as a clean, renewable source of alternative or supplemental electricity. We are expanding our joint venture agreement with GPU International, Inc. to generate and sell wholesale solar electric power.

   The electricity industries in the United States, Europe and Japan are currently experiencing significant structural change. Industry deregulation is promoting customer choice of electric power provider and introducing retail competition. Additionally, while Europe and Japan have traditionally supported clean, renewable energy policies, state governments in the United States are now introducing legislation and implementing various economic incentives to stimulate the use of renewable sources of electricity, including solar power. We believe increased retail competition and the introduction of various economic incentives in domestic and international markets will continue to stimulate providers to differentiate their power offerings and to include solar electric power among their power options.

   According to PV Energy Systems, an independent solar energy research firm, the solar electric power industry shipped an estimated 153 megawatts of power capacity in 1998, which represented approximately $2.0 billion in equipment sales. Since 1994, industry shipments have increased at a compound annual growth rate of 22%, which has been driven by continued worldwide demand in the off-grid segment and accelerated growth for on-grid applications. During this period, on-grid shipments have grown at a compound annual growth rate of 65% as consumers are choosing to install solar systems or purchase solar electric power. We believe that the continued global restructuring of the electric power industry will continue to drive growth in the on-grid solar electric power market.

   While solar electric power is often the most cost-effective source of electric power in selected applications off the utility grid, the broad utilization of solar electric power on the utility grid has been limited by production costs. We have optimized several stages in the solar cell manufacturing process to progressively reduce production costs while increasing mechanical and electrical yields.

  . Silicon wafer sourcing. Our proprietary manufacturing process utilizes recycled semiconductor wafers that allow us to reduce silicon wafer cost.

  . Equipment and process engineering. Our proprietary equipment and processes allow us to increase our manufacturing productivity and ultimately to generate a higher level of power output per production asset than our competitors. For example, our Silicon-Film(TM) technology allows us to produce large area silicon sheets in minutes.

  . Product design. Our large solar cell design features allow us to generate more power per solar cell.

   Our focus on silicon wafer sourcing, equipment and process engineering and product design has allowed us to reduce our production cost per watt and thus to improve our product gross margins.

The Electricity Industry

   The electric power industry comprises one of the world's largest industrial segments, with annual electricity revenues of approximately $1 trillion, of which approximately $200 billion is spent annually on power generation and delivery equipment. More than 90% of this equipment is utilized for centralized power plants where electricity is generated at a large scale and distributed through a network of conducting cables to end users.

   The source and corresponding price of electricity vary based on the geographic location of a user and the level of existing electricity infrastructure. Generally, customers in urban and suburban locations are served by a central utility network and are considered on-grid customers. In contrast, customers or applications in rural or underdeveloped areas are generally provided electricity through various distributed, off-grid sources of electricity, including solar power.

Structural Change of the Electricity Industry

   The electricity industry is currently undergoing significant changes to its basic structure and operating models. In particular, governments in the United States and around the world are changing the model of vertically integrated electric utility monopolies in favor of a deregulated, competitive industry structure. Furthermore, new power generation technologies have expanded users' options for procuring electricity. These developments are expected to lead to:

  . Increased competition. In the United States, certain states are planning a phased introduction of competition, starting with competition among wholesale electricity generators, following with the establishment of independent common-carrier bulk transmission systems and finally leading to the introduction of true retail competition at the end-user level. At the final stage of this process, we expect that individual customers will have as much choice over their electricity provider as they do over their long-distance telephone service provider.

  . New entrants. As competition within the electricity business increases, a number of new companies will emerge and focus on various elements of electricity delivery, such as power generation and retail marketing. In response to this shift, we expect existing electricity providers, as well as new electricity service companies, to develop and promote a broader array of products and services such as solar electric power as a means of segmenting customer demand and defining differentiated brand positioning.

  . Increased customer choice of products and services. In the deregulated environment, customers will have more direct control over the selection of providers and the means of power generation. Consumers have already shown a preference for clean, environmentally friendly renewable energy sources such as solar electric power. We expect this trend to continue as deregulation progresses.

  . Economic incentives. Governments are implementing legislation and introducing various subsidies and set-asides in order to accelerate the commercialization of renewable energy sources such as solar electric power. Specific state laws, subsidy programs and other variables such as sunlight availability can have a significant combined impact on the cost effectiveness of on-grid solar electric power.

   Deregulation of the electricity industry is occurring globally, and the rules which govern this process differ significantly among countries. In the United States, deregulation is proceeding on a state-by-state basis. Currently, there are four states that have passed legislation and opened their retail electricity markets to competition (California, Massachusetts, Pennsylvania and Rhode Island), and an additional 17 states have formal deregulation procedures underway.

   As part of the deregulation process, governments in Europe, Japan and the United States are implementing legislation and introducing various economic incentives. Renewable energy sources benefit from the following types of governmental assistance:

  .  portfolio standards mandating the use of renewable energy sources

  .  direct purchase subsidies to end users to offset up-front capital costs

  . net metering laws which allow end users to sell electricity back into the grid at full retail prices

   In Europe and Japan, we estimate that these programs have stimulated the installation of more than 38,000 solar electric power residential systems from 1995 through 1998. In California, which was the first state to fully deregulate its electricity industry, the legislature set aside $54 million in 1998 for solar electric power programs, including a five-year direct subsidy program for homeowners who purchase solar electric power systems.

   The combination of some or all of these types of governmental assistance provides a cost-effective market opportunity for solar electric power. We refer to the states in which we believe solar electric power is most cost-effective as "top tier" states. Those states in which we believe solar electric power is currently cost-effective but may be more so in the future as deregulation progresses we refer to as "second tier" states. Substantive deregulation has not yet occurred in the remaining states. These tiers are illustrated in the following chart.


      [Maps of continental United States plus Alaska and Hawaii showing
       Top Tier and Second Tier states.]



The Solar Electric Power Industry

   A number of new technologies have emerged which can generate electricity in a distributed or point-of-use fashion. Solar electric power is the only method of distributed generation that utilizes a renewable energy source. Solar electric power is highly scalable and reliable, unlike a conventional utility grid that depends critically on economies of large scale and which is subject to power delivery constraints or outages during periods of high demand. Distributed generation can be more cost effective than conventional "central station" generation in the following cases:

  .  users live far from urban centers

  .  only a small amount of electricity is required

  . the capacity of the existing power delivery infrastructure prevents incremental load growth

   We also believe that the environmental aspects of the power business will become increasingly important and that public concern about air pollution and global warming will be gradually transformed into policies and legislation favorable to renewable energy sources.

   Solar electric power is used in three major market segments:

  . On-grid. In this application, solar electric power is used as an environmentally preferred source of alternative or supplemental electricity for customers already connected to the utility grid. Primarily concentrated in Europe, Japan and the United States, this application has represented the fastest-growing segment of the solar electric power market for the last three years.

  . Rural electrification. Many of the estimated two billion people still without electricity live in geographic areas not conducive to electrification by means of the utility grid. For these people, solar electric power can be a cost effective and rapid way in which to acquire electrical service.

  . Telecommunications. Solar electric power is used for a wide variety of applications related to the telecommunications and transportation industries. Examples of these applications include: cellular telephone base stations, fiber-optic and radio repeaters, telemetry and data acquisition systems, traffic information signs, warning displays and emergency call boxes.

   PV Energy Systems, an independent solar energy research firm, estimated 1998 worldwide solar electric power industry shipments at 153 megawatts which represents approximately $2.0 billion in equipment sales. Since 1994, industry shipments have increased at a compound annual growth rate of 22%. During this period, the fastest-growing solar electric power market segment has been for on-grid applications, where consumers already connected to the utility grid are choosing solar electric power as an alternative to conventional on-grid sources. Since 1994, on-grid shipments have grown at a compound annual growth rate of 65%. While off-grid shipments still account for the majority of industry shipments, on-grid shipments accounted for 24% of the total market in 1998. We believe that growth in the on-grid market segment is being driven by customer preference for non-polluting, carbon-free electric power technologies and by the worldwide trend toward deregulation within the electric utility industry.

   The chart below highlights the growth and market share of worldwide, on-grid and off-grid solar electric power shipments.

               [Bar chart showing on-grid and off-grid industry-wide
                solar electric power shipments in megawatts per year for 1994 through 1998]


   PV Energy Systems predicts that solar electric power shipments will continue to increase at a compound annual growth rate of 24% through 2005, and that on-grid shipments and off-grid shipments will grow at compound annual rates of 39% and 15%, respectively.

The Solar Electric Power Challenge

   Solar electric power is often the most cost-effective source of electric power in selected applications off the utility grid. While governmental assistance and enhanced consumer choice have accelerated the use of solar electric power for on-grid applications, the utilization of solar electric power for widespread, multiple applications on the utility grid has been limited by production costs. The ability to reduce the cost of solar electric power is driven by three primary factors:

  . Materials sourcing. Reducing raw materials cost must be achieved without compromising product reliability.

  . Equipment and process engineering. Increased process throughput must be achieved while maintaining or improving product performance.

  . Product design. Optimizing product design must be achieved to capture economies of scale and lower production cost per kilowatt hour.

   Most of the solar electric power technologies that have been commercialized to date have not adequately reduced costs while maintaining the requisite levels of performance and reliability. These technologies fall into two basic classes--technologies based on ingots of crystalline silicon and technologies based on thin films of semiconductors other than crystalline silicon. The manufacture of ingot-based silicon wafers requires expensive equipment, consumes large amounts of electricity, wastes a significant fraction of the starting material and takes several days to complete. Although thin films appear to offer the potential for reduced cost, low efficiency, poor stability and high capital costs have hampered the commercialization of thin-film solar electric power technologies to date.

Our Technology Solution

   We have developed an innovative and proprietary set of technologies and processes for the manufacture of the core building block for solar electric power generation, solar cells. We have optimized several stages in the solar cell manufacturing process to progressively reduce production costs while increasing mechanical and electrical yields. We have also introduced several solar cell design features that allow us to generate more power per solar cell which ultimately reduces the cost per kilowatt hour. Our manufacturing and product approaches address the primary challenges in solar cell production. These include:

  . Silicon wafer sourcing. We have developed two proprietary manufacturing processes that allow us to effectively reduce silicon wafer cost. Our recycled wafer technology utilizes scrap silicon wafers from the semiconductor industry for the production of solar cells. Our Silicon-Film(TM) technology does not require high-purity silicon and produces large area silicon sheets in a fraction of the time of traditional ingot-based wafer manufacturing. Both of our processes are based on crystalline silicon and build on this material's long history of performance and reliability.

  . Equipment and process engineering. We have designed a range of proprietary equipment and processes that allow us to increase our manufacturing productivity and to generate a higher level of power output per production asset. For example, our Silicon-Film(TM) technology is a continuous, high-speed production process that produces silicon wafers in minutes. In contrast, traditional ingot-based silicon wafer manufacturing requires expensive wafer formation and sawing equipment and takes several days to produce the same quantity of solar power.

  . Product design. Our technology will allow us to produce solar cells in sizes up to 12p, with corresponding power output of up to 10 watts per solar cell. This is approximately three times more powerful than the largest solar cell currently available. More powerful solar cells reduce the cost per watt for module assembly and installation, because the fixed costs of these operations can be amortized over more watts. Our next-generation Silicon-Film(TM) solar cell, currently under development, also incorporates integrated circuit design concepts that further increase functionality and reduce cost.

   Our focus on silicon wafer sourcing, equipment and process engineering and product design has allowed us to significantly reduce our production cost per watt and has provided us with significant operating leverage to grow our business.

Strategy

   Our goal is to become the leading global solar electric power technology company. To achieve this, we intend to:

Maintain our manufacturing and technology advantage

   We intend to continue to enhance our manufacturing processes and technologies and to introduce innovative solar based products. We intend to leverage our recycled semiconductor wafer and Silicon-Film(TM) technology platform in order to reduce further solar cell manufacturing costs and increase market share. We have consistently introduced new products to provide our customers with improved levels of functionality, price and performance and to access new market opportunities. We plan to build on this history of innovation through the continued introduction of new products, including solar cells, modules, systems and solar electric power.

Rapidly expand manufacturing capacity

   We intend to capitalize on our manufacturing expertise and replicable method of expanding manufacturing capacity. Since the beginning of 1998 we have increased our manufacturing output by approximately 135%, from a rate of 5.5 megawatts per year for the first quarter of 1998 to a rate of 12.9 megawatts per year for the second quarter of 1999. We plan to use a portion of the net proceeds from this offering to further expand our manufacturing capacity.

Capitalize on deregulation in the on-grid market

   We believe that the deregulation of the energy industry is creating a favorable environment to market residential rooftop solar systems to domestic on-grid customers. We intend to target states that are implementing favorable legislation, introducing economic incentives and promoting consumer choice. We recently opened an office in Concord, California to focus on on-grid systems sales.

Expand relationships with module assemblers

   In international markets, local module assemblers are often best positioned to deliver customized solutions and to compete for local business. We intend to expand our relationships with selected module assemblers and to offer additional products and services, including factory design, equipment selection, process training and quality assurance. We believe this strategy will allow us to broaden our international reach and to penetrate new markets. We recently agreed to form a joint venture with Atersa, S.A., a leading Spanish module assembler and systems integrator, to provide these services.

Pursue strategic relationships

   We intend to continue to pursue strategic relationships to introduce new technologies and products, enter new geographic markets, attract new customers and pursue additional revenue opportunities. These relationships may take various forms, including cooperative marketing agreements, joint ventures and strategic alliances. Through our GPU Solar joint venture, we are developing capabilities to generate solar electric power in the United States.

Products

   We currently sell, or plan to sell in the near future, five classes of products: solar cells, modules, panels, systems and solar electricity.

  . Solar cells are semiconductor devices that convert sunlight directly into electricity by means of a solid-state process known as the photovoltaic effect.

  . Modules are assemblies of solar cells connected together and encapsulated in a weatherproof package.

  . Panels are assemblies of several modules wired together in our factory and mounted on a common support structure. Panels are typically used to reduce field assembly cost in systems where hundreds or thousands of individual modules are required.

  . Systems typically include a group of modules or panels, an optional battery and electronic equipment for power conditioning and control. Our systems are designed for use on residential rooftops.

  . Solar electricity. We have a joint venture with GPU International through which we intend to produce and sell wholesale solar electricity under long-term purchase agreements.

   Solar cells. Solar cells are the core component inside every solar electric power system. We sell most of the solar cells we produce to independent module assembly companies. These customers assemble our solar cells into modules and sell the modules under their own brand name for a variety of local market applications. We believe that our solar cells are preferred by module assembly company customers over other manufacturers' solar cells for several reasons:

  . our solar cells are significantly thicker than most solar cells, leading to lower rates of breakage during soldering and packaging

  .  our solar cells have specially prepared contacts for ease of soldering

  . our solar cells are the largest and most powerful solar cells on the market today

   One of our key strategies has been to capture economies of scale by continuously increasing the size of our solar cells. With our recycled semiconductor wafer process, utilizing single crystal silicon wafers, we capitalized on the movement of the computer chip industry to larger wafer sizes. In 1993, we were one of the first companies to introduce a 5p square single crystal solar cell, which has gradually replaced the earlier 4p solar cell as the industry standard. In 1995, we were the first company to introduce a 6p square single crystal solar cell, and we are still one of only two companies offering a product of this size. In 1998, we introduced our first solar cell made using our Silicon-Film(TM) technology which we branded under the name APex(TM). This solar cell is identical in size and layout to our 6p single crystal solar cell, which makes it easy for customers already tooled up for this size to add an APex(TM) module to their product line.

   We plan to continue to exploit the economies of scale inherent in the processing and packaging of large solar cells in order to reduce costs further and to differentiate us from our competitors. Before the end of 1999, we plan to introduce a 4-watt single crystal solar cell that will be approximately 25% more powerful than any other solar cell currently on the market. We also plan to capitalize on the unique large area capability of our Silicon-Film(TM) technology to introduce 8p and 12p square APex(TM) solar cells rated for 4.5 watts and 10 watts, respectively.

                             Our Product Evolution


   Product                                                  Power          Introduction
     Name        Dimensions           Cell Type            (Watts)             Date
   --------      ----------         --------------         -------         ------------
   AP-104*        4p square         Single Crystal           1.3               1991
   AP-105         5p square         Single Crystal           2.1               1993
   AP-106         6p square         Single Crystal           3.2               1995
   AP-225         6p square         APex(TM)                 2.5               1998
   AP-108**       8p round          Single Crystal           4.0               1999
   AP-400         8p square         APex(TM)                 4.5               2001
   AP-800        12p square         APex(TM)                10.0               2002


 *This product was replaced by the subsequent products.
**This product is planned to be introduced by year end.

   Modules. Modules are assemblies of solar cells that can be electrically interconnected to achieve virtually any combination of required electricity output. We manufacture modules with power ratings ranging from 30 to 130 watts. Modules at the lower end of this power range are typically used individually to provide small quantities of energy for non-electrified homes or for a variety of small industrial applications in the telecommunications industry. Higher power modules are typically used in larger arrays. Most of our module sales are at the higher power ratings. These modules capitalize on our ability to make larger and more powerful cells than our competitors.

   Panels. For systems requiring hundreds or thousands of individual modules, we sell fully assembled panels. Panels are assemblies of high-power unframed modules adhesively bonded to a common support structure and electrically interconnected and tested in our factory. Panels are typically shipped to the job site in reusable shipping racks. The advantage of this product is that we perform much of the electrical and mechanical integration in our factory under controlled conditions, thus lowering our customer's on-site labor costs and reducing the probability of wiring errors. We believe that we are the only solar electric power company to offer fully assembled panels as a standard product.

   Systems. Over the past 18 months, we have developed a range of standardized systems that we sell to homeowners. These systems are all designed to operate in parallel with the utility grid and typically generate between 50% and 100% of a home's yearly electricity needs. Solar electric power not consumed on the premises is sold back into the utility grid. From January 1 through July 31, 1999, GPU Solar sold 63 of these systems. The majority of these systems also includes a small storage battery, which allows the systems to be used during a grid outage. We are finding significant customer interest in backup or emergency power. We believe that this interest reflects broad concern by customers about the reliability of the electricity network and about year 2000 problems in the near term.

   Solar electricity. Through GPU Solar, we plan to construct, own, and operate solar electric power plants. Our intent is to sell electricity on a wholesale basis to power marketing companies for resale to end customers. In this case, our product will be electricity, which we plan to sell under multi-year power purchase contracts.

Contract Research and Development

   We selectively pursue contract research programs funded by third parties to help support the development of new technical capabilities and products. These programs have been selected to complement and enhance our long-term development strategy under conditions that permit us to retain the technology developed. We have received substantial third-party funding from various agencies of the U.S. government. Total sums expended for research, development and manufacturing engineering in the years ended

December 31, 1996, 1997 and 1998 and the six months ended June 30, 1999 were $3.3 million, $3.5 million, $3.7 million, and $2.2 million, respectively. Of those amounts, approximately $2.6 million, $2.5 million, $2.3 million, and $1.1 million, respectively, were externally funded and are a component of contract revenue.

Manufacturing

   We currently manufacture our products in two facilities in Newark, Delaware, one located in Solar Park and the other in nearby Pencader Corporate Center. Since the beginning of 1998 we have increased our manufacturing output by approximately 135%, from a rate of 5.5 megawatts per year for the first quarter of 1998 to a rate of 12.9 megawatts per year for the second quarter of 1999. This increase in production output was due to the addition of our new Pencader manufacturing facility, which our manufacturing group brought on line in April 1998.

       [Bar chart showing annualized historical manufacturing quarterly output (in megawatts per year) at each of our two facilities for 1998 and the first two quarters of 1999.]


           Historical Manufacturing Output (Megawatts per year rate)

   We intend to expand our manufacturing capacity to approximately 25 megawatts by the end of the year 2000 and to approximately 75 megawatts over the next four years. We believe that our recent experience of building and operating our Pencader plant has allowed us to develop a formal, replicable model for capacity expansion and that this process reduces the risks associated with further capacity expansion. Some of the key elements contributing to this low risk approach are:

  .  utilization of previously proven processes and equipment

  . increases in solar cell size which allow for greater power output with existing production processes

  . flexible manufacturing which enables us to run multiple product configurations through the same line

   The manufacturing facilities include a full complement of equipment for wafer, solar cell and module manufacturing and are continually upgraded to improve capacity and product quality. Included in both facilities are equipment to condition wafers by mechanical and chemical means, furnaces for diffusion, printing and firing equipment for applying electrical contacts to solar cells, equipment for applying anti-reflection coatings on solar cells and solar cell testers. Our Pencader facility contains equipment for assembling and testing modules.

   The research and development portion of the Solar Park facility is equipped with standard semiconductor device development, fabrication and evaluation equipment, including wafer polishing facilities, seven liquid phase epitaxial growth systems for silicon and compound semiconductor and furnaces for diffusion, oxidation, alloying, and heat treatment, photolithography equipment, vacuum (thermal, e-beam and magnetron sputtering) deposition for metals and anti-reflection coatings, plating baths for obtaining low resistance contacts and standard process evaluation equipment including a scanning electron microscope with energy dispersive spectroscopy capability.

Sales and Marketing

   We pursue both a direct and indirect sales and marketing strategy according to the dynamics of each targeted market. We currently sell solar cells and modules in selected international on-grid, rural and telecommunications markets through our direct sales force. We sell complete systems and intend to sell solar electricity in selected on-grid markets through our indirect partners, including value added resellers, distributors, independent agents and contractors. We currently have relationships with several indirect channel partners which allow us to penetrate selected global markets efficiently. Direct sales to certain customer classes and applications affords us a higher level of control and increased participation in downstream margin opportunities, while our cooperation with indirect partners gives us coverage of certain international markets which would be difficult or impossible for us to access directly. The table below explains the relationship between market segments, product types, customer types, sales channels and applications as they relate to our business.

                        Our Sales and Marketing Strategy


                             On-Grid                                       Off-Grid
                 ----------------------------------------- -----------------------------------------
  Market                                                                               Rural
  Segment             Buildings        Solar Power Plants   Telecommunications    Electrification
  -------        -------------------- -------------------- -------------------- --------------------
  Products       .Solar Cells         . Wholesale Solar    .Modules             .Solar Cells
                 .Modules               Electric Power                          .Modules
                 .Complete Systems      Generated with our
                                        Technology

  Customer       . Residential and    .Power Marketers     . Original Equipment . Module Assemblers
                   Commercial         .Traditional           Manufacturers and    and Systems
                   Building Owners,   Utilities              Systems              Integrators
                   Distributors and                          Integrators
                   Module Assemblers

  Sales Channel  . Direct Sales,      .Joint Ventures      . Direct Sales,      .Direct Sales
                   Internet Sales,                           Agents,
                   Home Builders and                         Distributors and
                   Electricians                              Value Added
                                                             Resellers

  Applications   . Solar electric     . Wholesale solar    . Repeater stations  . Solar home systems
                   power systems to     electricity from     .Monitoring and      often located in
                   provide a            solar electric       telemetry systems    developing
                   supplemental,        power plants which   for highways,        countries to
                   clear power source   is typically sold    railroads and        provide basic
                   that can also be     to power marketers   pipelines            services such as
                   resold back into     through long-term    .Emergency call      light, radio,
                   the utility grid.    purchase             boxes on highways    television and
                   .Roof panels for     agreements.          .Portable warning    communications
                   single family        .Blended             signs used at        .Wireless pay
                   homes                electricity          highway              telephones
                   .Roof panels or      products             construction sites   .Pumps for
                   exterior panels                                                drinking water
                   for commercial                                                 .Schools and
                   buildings                                                      health clinics
                                                                                  .Vacation cabins

   The domestic on-grid market. We believe that the deregulation of the energy industry provides a favorable climate for marketing solar electric power and solar systems to domestic on-grid customers. In order to focus our marketing efforts, we have developed a methodology to identify promising near-term target markets. Factors which we consider in this methodology include:

   .  the addition of renewable energy sources to portfolio standards

   . the existence and extent of direct subsidies or tax benefits for solar electric power systems

   .  the existence of net-metering laws

   .  local retail electricity prices

   .  the quality of the regional sunlight resource

   We recently opened an office in Concord, California to focus on on-grid sales. We plan to increase our direct marketing efforts to promote our sales to homeowners in targeted regions, and we are developing a web-based on-line shopping tool to allow customers to choose and purchase the system that meets their requirements.

   The international on-grid market. The international on-grid market has developed more rapidly than the domestic on-grid market, particularly in Europe and Japan. We serve the international on-grid market primarily through the sale of solar cells, which are assembled into modules and panels by our module assembly customers. These products are incorporated into systems and sold directly to homeowners and building owners or sold through intermediaries such as local electricians and homebuilders. Several of our customers have also established subsidiaries to build, own and operate solar electric power plants and to sell the electricity from these power plants to power marketers and end customers.

   Our on-grid module assembly customers have typically established strong brand identity within their regional market and have in some cases developed unique products that incorporate solar cells into building materials such as roof tiles and curtain-wall glazing systems. These building integrated-products are growing in popularity in Europe.

   We believe that customers in Europe and Japan are strongly motivated by environmental concerns and that their governments will continue to support renewable energy sources. Therefore, we believe that the international on-grid market will continue to comprise a major fraction of our product revenue for the foreseeable future.

   The rural electrification market. This market segment addresses a large number of people throughout the world who are not yet served with electric power. Within this market segment, we typically sell modules directly to original equipment manufacturers who assemble their own complete systems and to systems integrators who design and build systems for end users.

   The telecommunications market. This market segment includes a wide variety of telecommunications and related industrial applications. Within this market segment, we typically sell modules to module assemblers who manufacture and sell completed modules and to value added resellers and systems integrators who design and build systems for end users.

Customers

   We use a customer acquisition and growth strategy aimed at acquiring new key customers while growing volume with existing customers. First, we target new customers who provide access to high growth market segments while maintaining geographical diversity. Often we enter into a new supply relationship with such a customer as a secondary product supplier. Once a successful supply relationship has been established, our objective is to become the primary product supplier to each new key customer and to grow volume within each account.

   Sales to our ten largest product customers accounted for approximately 46.0%, 68.0%, 73.0% and 76.2% of total revenues in fiscal 1996, 1997, 1998 and the six months ended June 30, 1999, respectively. During 1996, sales to Tata BP Solar, an Indian joint venture of British Petroleum Co. and the Tata Group, accounted for 12.9% of our total revenues. During 1997, sales to Solar Fabrik, an independent module assembler based in Germany, Golden Genesis Company, a systems integrator located in Arizona, and Atersa, accounted for 17.0%, 12.6% and 12.0% of our total revenues, respectively. During 1998, sales to Atersa and Solar Fabrik accounted for 17.6% and 14.3% of our total revenues, respectively. During the six months ended June 30, 1999, sales to Solar Fabrik and Atersa accounted for 28.2% and 12.4% of our total revenues, respectively. No other product customers represented 10% or more of our total revenues for any such periods. We expect that sales of our products to a limited number of customers will continue to result in a high concentration of sales for the foreseeable future and that the loss of certain of these customers could have a material adverse effect on our business, results of operations and financial condition.

   A large percentage of our product sales are to international customers. For the year ended December 31, 1998 and the six months ended June 30, 1999, the approximate geographic breakdown of product sales is shown in the table below:

                      Regional Product Sales Distribution


                                  Year Ended                               Six Months Ended
   Region                      December 31, 1998                            June 30, 1999
   ------                      -----------------                           ----------------
   North America                     21.6%                                      26.1%
   Europe                            62.7%                                      61.6%
   Africa                            9.1%                                        2.4%
   Asia                              6.6%                                        9.9%


   We anticipate that international customers will continue to account for the majority of product sales for the foreseeable future.

Strategic Alliances

   GPU Solar. We are expanding the scope of GPU Solar, Inc., our joint venture with GPU International. This venture was originally formed in July 1997 to market residential rooftop systems. GPU International and we are planning to jointly cooperate in the development of products and services that address the significant business opportunities resulting from electric industry restructuring. We both believe that electricity restructuring will create an increasing market for clean solar electric power and will develop projects to sell solar power into this market. Solar electricity will be sold by GPU Solar, and we believe that this product will appeal to customers who are interested in solar electric power, but who may not choose to or be able to install a solar electric power system on their home. In states with retail electricity choice programs, such customers may choose to purchase their electricity from a supplier who offers solar electric power. GPU Solar plans to:

  . identify sites where we can build solar electric power plants of between 100 kilowatts and several megawatts of capacity. These sites could include commercial factory rooftops, parking structures or undeveloped land.

  .  construct power plants based on our panels.

  . enter into long-term power purchase agreements with power marketers to buy electricity generated by the plant. The typical term for such agreements is expected to be 15 to 20 years.

  . operate the power plants using subcontracted operating and maintenance services. Because solar electric power systems use no fuel and have no moving parts, ongoing regular operating and maintenance service requirements are minimal.

   On July 14, 1999, GPU Solar signed its first power purchase agreement with Green Mountain Energy Resources, one of the leading national environmentally friendly power marketers. The contract calls for Green Mountain Energy Resources to take the entire electrical output of a 132 kilowatt power plant located in Northern California for the next 15 years and to pay a flat rate of $.30 per kilowatt hour produced during this period. Construction on this plant is currently underway, and the plant is scheduled to be completed by September 30, 1999. It is currently expected that our commitment for the construction cost of this plant will be limited to approximately $300,000.

   Atersa. In July 1999, we and Atersa, one of our ten largest product customers, agreed in principle to form a joint venture for the purpose of manufacturing and supplying solar cells to module assemblers worldwide for the off-grid market segment. Significant government subsidies are available to fund the project, and Atersa has identified approximately $3 million in low cost loans and grants to fund plant construction, fit-up and start-up costs. We and Atersa have each contributed $250,000 towards the proposed venture. We currently expect that any additional commitment would be limited to approximately $250,000, although we can give no assurance that the transaction will be completed and a definitive agreement will be executed in the time period and form currently contemplated, if at all.

   Atersa manufactures modules based exclusively on our solar cells, integrates these modules into systems and markets systems primarily in Europe, Africa and Latin America. As one of the leading systems integrators, Atersa has developed significant expertise in designing, bidding, winning and implementing off-grid projects and programs. Atersa also designs, manufactures and sells module manufacturing equipment and components.

Quality Assurance

   We intend to maintain our reputation as a manufacturer and supplier of quality products and to continuously improve the quality of our products and services. Quality testing starts with the wafer, is continued at a several steps during solar cell and module manufacturing and is implemented at each solar cell and module manufacturing step by the staff directly responsible for the daily operation of the manufacturing line. Each operator is trained to recognize and report on the quality of his or her work. Process control issues are communicated to technicians, engineering personnel, supervisors and co-workers and this team works together to effect an immediate corrective action and eliminate the cause of the problem.

   Quality assurance measures have enabled us to achieve international and domestic product certifications for many of its modules. In June 1996, the Commission of European Communities issued Qualification Certificates for environmental stability and performance for our standard modules types AP-1106, AP-1206, AP-6105, and AP-7105. In August 1997, we received the Underwriters Laboratory (UL) listing for Silicon-Film(TM) module products which confirms that representative samples of these products have been evaluated by UL and meet applicable UL standards and requirements. We intend to submit all new module products for such approval.

Competition

   The market for solar electric power components and systems is intensely competitive. We believe that this market will continue to be intensely competitive, particularly if products with significant cost and performance attributes are developed. We also believe that while a single technology, crystalline silicon, has been dominant throughout the industry's approximately 20 year history, this market will be characterized by future technological change.

   A number of large U.S., Japanese and European companies are actively engaged in the development, manufacturing and marketing of solar electric power components and systems. These include BP Solarex, Siemens Solar Industries, Kyocera Corporation, Sanyo Electric Co., Sharp Corp., Shell Solar Energy B.V.,

ASE GmbH and Canon. All of these companies have significantly greater resources to devote to the research, development, manufacturing and marketing than we do. There are also a large number of smaller companies involved in both the development of, as well as the ongoing manufacturing and marketing of, solar electric power components and systems.

   There are a variety of competing technologies currently under active development by a large number of organizations. These technologies include amorphous silicon, cadmium telluride and copper indium diselenide as well as advanced concepts for both bulk, ingot based, and thin film crystalline silicon. Any of these competing technologies could theoretically achieve manufacturing costs per watt lower than the Silicon-Film(TM) technology developed by us.

   We believe that the principal competitive factors in the market for solar electric power components are the following:

   .  price per watt

   .  product reliability, quality and reputation

   .  product performance, primarily conversion efficiency

   .  ease of handling and installation

   In addition to direct competition from other solar electric power manufacturers, the wholesale market for solar electric power competes with other environmentally friendly sources of power such as wind and geothermal energy.

Patents and Proprietary Technology

   Our success and ability to compete are significantly dependent on our proprietary technology. Our policy is to protect our technologies by filing patent applications with respect to technology considered important to business development. We also rely upon unpatented know-how, continuing technological innovation and the pursuit of licensing opportunities in order to develop and maintain our competitive position. We have been awarded fourteen U.S. patents in the field of photovoltaics and had two patent applications pending as of August 31, 1999. Ten of the fourteen U.S. patents that have been issued and one of the applications that are pending relate to the Silicon-Film(TM) product design and manufacturing process. Of the remaining four patents that have been issued, three protect the design of high performance solar cells using compound semiconductors, and one protects the design of an optical sensor using a compound semiconductor that provides for sensor operation at temperatures much higher than can be employed with conventional elemental materials. The remaining pending application covers the utilization of a unique device design and manufacturing process that enhances the optical efficiency of opto-electronic devices.

   We decide on a case-by-case basis whether and in what countries we will file foreign counterparts of a U.S. patent application. International counterparts of four issued patents have been filed under the Patent Cooperation Treaty. We will continue to file other U.S. and international patent applications to protect technology we consider important in providing a market advantage for our products. We believe that our patents offer us a competitive advantage, but there can be no assurance that any patents, issued or in process, will not be intentionally circumvented or infringed upon by others.

   In addition to patent protection, we rely on the law of unfair competition and trade secrets to protect our proprietary rights, including our proprietary rights in our Silicon-Film(TM) technology. We consider several elements of the Silicon-Film(TM) manufacturing process to be trade secrets. We attempt to protect our trade secrets and other proprietary information through non-disclosure agreements with our customers and suppliers and limit the dissemination of information to a need-to-know basis. Although we seek to protect our proprietary information, it is possible that others will independently either develop the same or similar information or obtain access to information that we believe is proprietary.

   All of our employees and consultants are required to sign confidential information non-disclosure agreements upon the commencement of their employment with us. Our non-disclosure agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. These agreements also provide that all inventions made by the individual shall be our exclusive property. However, these agreements may not provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information.

   Silicon-Film(TM) and APex(TM) are our trademarks.

Environmental Regulations

   We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Therefore, we are subject to a variety of federal, state and local governmental regulations related to the storage, use and disposal of these materials. We believe we have all the permits necessary to conduct our business. However, failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or a cessation of operations. We believe that we have properly handled our hazardous materials and wastes and have not contributed to any contamination at any of our premises. We are not aware of any environmental investigation, proceeding or action by federal or state agencies involving our premises. However, under certain federal and state statutes and regulations, a governmental agency may seek recovery and response costs from both operators and owners of property where releases of hazardous substances have occurred or are ongoing. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to substantial financial liabilities and could have a material adverse effect on our business, result of operations and financial condition.

Employees

   As of August 31, 1999, we had 305 full time employees, of whom 39 were engaged in research and development, 233 in manufacturing, 10 in sales and marketing and 23 in administration. None of our employees are covered by collective bargaining agreements. We have experienced no work stoppages and believe that our employee relations are good.

   Eighteen of our management and professional employees have advanced degrees, including four Ph.D.s. To date, we have been able to attract the scientific, engineering, technical and other personnel required by our business. Such experienced professionals are in demand, and we must compete for their services with other organizations which may be able to offer more favorable salary and benefits. Historically, turnover among technical and professional employees has been low.

Facilities

   From July 1991 through January 1998, all of our administrative, research and manufacturing facilities were located in a 40,000 square foot building built by and leased from University of Delaware, Newark, Delaware. The initial term of the lease expires in June 2011. However, we may exercise an option to cancel the lease beginning in July 2000. The annual cash rental payment for 1998 was $209,200 and increases approximately 6% each year.

   In January 1998, we entered into a lease with Liberty Property Limited Partnership for a 60,300 square foot facility to house our Pencader plant. This facility is part of a 130,000 square foot building located in Newark, Delaware, which is approximately six miles from our present facility. The term of the lease is 10 years with two five year renewal options. In January 1999, we entered into an agreement for an additional 20,100 square feet in this facility. The commencement date for the amended lease was June 15, 1999. The existing lease for this facility was extended by one year to become coterminous with the new lease.

   The annual rental payment for the first year of the amended lease for 80,400 square feet is $381,900 and increases an average of approximately 2% each year. In addition, we are responsible for our share of annual operating expenses of the building presently estimated at $82,800. The lease also provides for rights of first refusal by us to lease additional space in the building if it becomes available and to purchase the entire building if the owner decides to sell it.

   In June 1999, our subsidiary, AstroPowerWest, LLC, entered into a lease with Allied Investments for a 3,000 square foot facility in Concord, California for office and warehouse space. The term of the lease is for three years commencing July 1, 1999 at an annual rent of $28,728 and increases approximately 2.5% each year.

Legal Proceedings

   We are not a party to any material litigation.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors, and their respective ages and positions as of August 31, 1999, are as follows:

Name                      Age Position
----                      --- --------
Allen M. Barnett........   59 President, Chief Executive Officer and Director
Peter C. Aschenbrenner..   44 Vice President, Marketing and Sales
Louis C. DiNetta........   49 Vice President, Advanced Optoelectronic Products
Robert B. Hall..........   58 Vice President and Chief Scientist
Richard K. McDowell.....   59 Vice President, Manufacturing
Thomas J. Stiner........   44 Vice President, Secretary and Chief Financial Officer
George S. Reichenbach
 (1)....................   69 Director
Charles R. Schaller
 (1)....................   63 Director
Clare E. Nordquist (1)
 (2)....................   63 Director
Gilbert H. Steinberg (1)
 (2)....................   68 Director
George W. Roland........   59 Director

---------------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

   Allen M. Barnett is a founder of AstroPower and has served as our President and Chief Executive Officer and as a member of our board of directors since we incorporated as a separate entity in 1989. From 1983 to 1989 Dr. Barnett served as General Manager of the AstroPower Division of Astrosystems, Inc. From 1976 to 1993 Dr. Barnett was a Professor of Electrical Engineering at the University of Delaware. From 1976 to 1979 Dr. Barnett served as Director of the Institute of Energy Conversion at the University of Delaware. Dr. Barnett is a technical expert in thin-film materials and devices and has been active in photovoltaic research and development since 1975, during which time he has been awarded 21 U.S. patents, authored or co-authored numerous technical publications and garnered several professional awards. Dr. Barnett is Chairman of the Solar Energy Industries Association and serves on a number of national and international committees in the field. Dr. Barnett received a B.S. and M.S. in Electrical Engineering from the University of Illinois and a Ph.D. in Electrical Engineering from Carnegie Institute of Technology.

   Peter C. Aschenbrenner has served as our Vice President, Marketing and Sales since 1995 and as our Director of Marketing from 1994 to 1995. From 1991 to 1994 Mr. Aschenbrenner served in a number of capacities with Siemens Solar Industries, LP, including Director of Marketing from 1992 to 1994 and Director of Technology Development from 1991 to 1992. From 1988 to 1990 Mr. Aschenbrenner served as Co-Managing Director of Photovoltaic Electric GmbH, a joint venture between Siemens AG and Arco Solar, Inc. He served in various positions with Arco Solar from 1978 to 1988. Mr. Aschenbrenner received a B.A. in Product Design from Stanford University.

   Louis C. DiNetta has served as our Vice President, Advanced Optoelectronic Products since 1996. He joined the AstroPower Division of Astrosystems, Inc. in 1985. Mr. DiNetta is responsible for the research and development of new photonic energy conversion devices and related optoelectronic products. From 1976 to 1985 Mr. DiNetta worked at the Institute of Energy Conversion at the University of Delaware, where he was responsible for planning and organization of device fabrication, as well as process and equipment development to support various research projects. Mr. DiNetta received a B.S.A.S. in Physics from the University of Delaware.

   Robert B. Hall has served as our Vice President and Chief Scientist since joining the AstroPower Division of Astrosystems, Inc. in 1983. Dr. Hall's responsibilities include research and development of thin-film crystalline materials and ceramic structures for thin-film polycrystalline devices. From 1974 to 1983 Dr. Hall served as Manager, Device Development at the Institute of Energy Conversion at the University of Delaware. Dr. Hall has more than 18 years of solar cell development experience. Dr. Hall received a B.A. in Physics from Gettysburg College and an M.S. and Ph.D. in Physics from the University of Delaware.

   Richard K. McDowell has served as our Vice President, Manufacturing since 1998 after joining us in 1996. Most of his career was spent with Unisys Corporation in various management positions. His last assignment was Director of Operations, Plant Manager--Huntsville. Mr. McDowell received a B.S. in Physics from Lasalle College.

   Thomas J. Stiner has served as our Secretary since August 1999, as our Chief Financial Officer since 1997 and as a Vice President since 1995. From 1993 to 1997, Mr. Stiner served as our Controller and Treasurer. From 1984 to 1993 Mr. Stiner served as a Senior Manager at KPMG LLP. Mr. Stiner is a Certified Public Accountant and received a B.S. in Business Administration from Bloomsburg University.

   George S. Reichenbach has served as a member of our board of directors since 1989. Dr. Reichenbach was a Managing Director of Advent International Corporation, a venture capital firm, from 1987 to 1998 and continues to serve as a consultant to them. He serves as a director of Progressive Systems Technology, a semiconductor capital equipment manufacturer. Previously, Dr. Reichenbach worked at the Massachusetts Institute of Technology where he served as an Assistant Professor and Associate Professor of Mechanical Engineering. In 1956 he joined the Norton Company, a manufacturer of industrial products, initially as Director of Research and Development and subsequently was Corporate Vice President in charge of several of Norton's worldwide businesses. Dr. Reichenbach received a B.S. in Mechanical Engineering from Yale University and a Sc.D. in Mechanical Engineering from the Massachusetts Institute of Technology.

   Charles R. Schaller has served as a member of our board of directors since 1989 and as our Secretary from 1989 to 1998. Mr. Schaller is a management consultant specializing in the petrochemicals industry and a venture developer concentrating in the area of specialty materials, and serves as founding Chairman and a director of Medarex Inc., a publicly held biotechnology firm. From 1985 to 1989, Mr. Schaller served as President and Chief Operating Officer of Essex Vencap, Inc., a venture development subsidiary of Essex Chemical Corporation. Mr. Schaller has more than 33 years of experience in sales, marketing, management, business and venture development and management consulting in the chemical, petrochemical and specialty materials areas. Mr. Schaller received a B.E. in Chemical Engineering from Yale University and is a graduate of the Harvard Business School Program for Management Development.

   Clare E. Nordquist has served as a member of our board of directors since 1995. Mr. Nordquist is the Managing General Partner of Materia Ventures Associates LP, a venture capital partnership specializing in advanced technology materials companies, and serves as a director of Leading Edge Ceramics, LLC, a manufacturer and distributor of ceramic powders and shapes, and Viox Corporation, a custom producer of electronic grade, high purity glass powders utilized primarily in electronics applications. Mr. Nordquist received a B.S. in Ceramic Engineering from the University of Washington and an M.B.A. from the University of Denver.

   Gilbert H. Steinberg has served as a member of our board of directors since 1989. Mr. Steinberg is Vice President and Chief Financial Officer of Astrosystems, Inc. In February 1996 its shareholders approved a plan of liquidation. Mr. Steinberg is one of Astrosystems' officers supervising the liquidation. Mr. Steinberg is the founder of Mentortech, Inc., a publicly held company specializing in software development and computer training consulting. Mr. Steinberg received a B.S. in Industrial Engineering at the Massachusetts Institute of Technology and an M.S. in Mathematics from Adelphi College.

   George W. Roland has served as a member of our board of directors since 1997 and served as President and Chief Executive Officer of our Solar Power Business from 1996 to December 31, 1998 at which time he retired as an officer and employee. Dr. Roland currently is a consultant and private investor. From 1995 to 1996, Dr. Roland served as Vice President and General Manager of our Solar Power Business. From 1993 to June 1995, Dr. Roland served as President of Siemens Solar Industries, LP, an affiliate of Siemens Corporation (USA). Prior to that, Dr. Roland served in various positions, including Vice President and Division Manager of the Metalworking Systems Division, at Kennametal, Inc. Dr. Roland began his industry career in 1968 as a research and development engineer at Westinghouse Electric Corporation's Research and Development Center in Pittsburgh, Pennsylvania, throughout which time he has been awarded 14 U.S. patents.

   Our board of directors is divided into three classes, with the members of each class serving for a staggered three-year term. Our board currently consists of two Class I directors, two Class II directors and two Class III directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The term of the Class I directors (Messrs. Nordquist and Schaller) expires at the annual meeting of stockholders to be held in 2002. The term of the Class II directors (Drs. Reichenbach and Roland) expires at the annual meeting of stockholders to be held in 2000. The term of the Class III directors (Messrs. Steinberg and Barnett) expires at the annual meeting of stockholders to be held in 2001.

   Each officer serves at the discretion of our board of directors and holds office until his successor is elected and qualified or until his earlier resignation of removal. Prior to March 31, 2000, Dr. Barnett, our President and Chief Executive Officer, can only be removed by a vote of two-thirds of the members of the board of directors with Dr. Barnett not eligible to vote.

Committees of the Board of Directors

   Our board of directors has established an audit committee and a compensation committee. The audit committee is composed of Messrs. Nordquist and Steinberg. The audit committee recommends the selection of our independent public accountants, reviews the scope and results of the audit and other services performed by our independent accountants and reviews our accounting practices and systems of internal accounting controls. The compensation committee is composed of Messrs. Nordquist, Reichenbach, Schaller and Steinberg. The compensation committee makes recommendations concerning salaries and incentive compensation for our executive officers and administers our employee benefit plans.

Compensation of Directors

   We reimburse all of our directors for their out-of-pocket expenses incurred to attend board of directors and committee meetings. In addition, we pay each of our directors who is not our employee $1,000 per board meeting attended in person, $250 per meeting attended telephonically and $250 for each committee meeting attended. Directors who are also our employees receive no additional compensation for serving as directors.

   In May 1998 we adopted the 1998 Non-Employee Directors Stock Option Plan. Under the terms of this plan, directors who are not our employees are eligible to receive nonstatutory options to purchase shares of our common stock. A total of 160,000 shares of our common stock may be issued upon the exercise of options granted under the plan. Each non-employee director was granted, or will be granted upon election to the board, an option to purchase 20,000 shares which vest in four equal, annual installments beginning on the date of grant. The exercise price per share of such options is equal to the closing price per share of our common stock as reported on the Nasdaq National Market on the date of grant.

   In May 1998 Messrs. Nordquist, Reichenbach, Schaller and Steinberg each received an option to purchase 20,000 shares of common stock with an exercise price of $10.25 per share. In January 1999 Dr. Roland received an option to purchase 20,000 shares of common stock with an exercise price of $9.375 per share.

Executive Compensation

   The following table sets forth information concerning the compensation paid or accrued for the years ended December 31, 1996, 1997 and 1998 to:

   .  our Chief Executive Officer

  . our four other executive officers whose total salary, bonus and other compensation exceeded $100,000 for the years ended December 31, 1996, 1997 and 1998

                           Summary Compensation Table

                                                      Long Term
                                                     Compensation
                          Annual Compensation           Awards
                       ---------------------------   ------------
                                                      Securities
Name and Principal                                    Underlying       All Other
Position               Year Salary ($)   Bonus ($)   Options (#)  Compensation ($)(1)
------------------     ---- ----------   ---------   ------------ -------------------
Allen M. Barnett...... 1998  $189,446(2)  $   -- (2)   170,000          $5,000
  President and Chief
   Executive           1997   191,458(2)   50,000(2)   203,250           4,750
  Officer              1996   225,819(2)   25,275(2)    21,000           2,375

George W. Roland...... 1998   119,365      27,033       50,000           4,883
  President and Chief
   Executive           1997   151,840      50,000          --            4,750
  Officer, Solar Power
   Business(3)         1996   139,034      15,000      187,500           2,375

Peter C.
 Aschenbrenner........ 1998   124,996         --        40,000           3,177(4)
  Vice President,
   Marketing           1997   116,449      20,000       19,875           1,353(4)
  and Sales            1996   106,779       7,000          --            1,416(4)

Thomas J. Stiner...... 1998   106,395         --        40,000           5,000
  Vice President,
   Secretary and       1997    88,670      25,000       22,500           4,750
  Chief Financial
   Officer             1996    80,800      20,000        7,500           2,375

Robert B. Hall........ 1998    96,661         --        15,000           5,000
  Vice President and
   Chief
  Scientist

---------------------
(1) Includes matching contributions under our 401(k) Plan.
(2) Dr. Barnett elected to postpone receipt of salary payments of $23,945 and $79,047 for the years ended December 31, 1997 and 1996, respectively, as well as all bonus amounts for the year ended December 31, 1996. These amounts are included in the above table. At December 31, 1997 we owed Dr. Barnett an additional $427,215 relating to the postponement of portions of his salary, bonus and other compensation for the period July 1990 to December 31, 1995. On December 15, 1997, we agreed that one-third of this amount would be paid per year in each of 1998, 1999 and 2000, with interest on the unpaid balance at 6% per annum from January 1, 1998. Accordingly we paid Dr. Barnett $184,786 in 1998 pursuant to such agreement. This amount is not included in the above table.
(3) Dr. Roland retired as an officer and employee effective December 31, 1998.
(4) Includes $1,200 annual expense allowance for all years.

Option Grants in 1998 and Year-End Option Values

   The following table contains information concerning grants of options to purchase shares of common stock during the year ended December 31, 1998 to each of our executive officers named in the Summary Compensation Table above:

                       Option Grants in Last Fiscal Year

                                                                              Potential
                                                                          Realizable Value
                                      Percentage                          at Assumed Annual
                                       of Total                            Rates of Stock
                           Number of   Options                                  Price
                          Securities  Granted to                          Appreciation for
                          Underlying  Employees    Exercise                Option Term (3)
                            Options   in Fiscal      Price     Expiration -----------------
Name                      Granted (1)    Year    ($/share) (2)    Date     5%($)    10%($)
----                      ----------- ---------- ------------- ---------- -------- --------
Allen M. Barnett........     50,000      6.94%      $ 8.00      3/26/08   $251,558 $637,497
                            120,000     16.64%       10.00      8/20/08     70,538  823,119
George W. Roland........     50,000      6.94%        8.00      3/26/08    251,558  637,497
Peter C. Aschenbrenner..     40,000      5.55%        8.00      3/26/08    201,200  509,998
Thomas J. Stiner........     40,000      5.55%        8.00      3/26/08    201,200  509,998
Robert B. Hall..........     15,000      2.08%        8.00      3/26/08     75,450  191,249

---------------------
(1) Options awarded under the 1989 plan generally provide for vesting over a period of four years, with vesting occurring 25% per year on the anniversary date of the option award. The board of directors has the discretion, subject to plan limits, to modify the terms of outstanding options.
(2) All options were granted with an exercise price equal to or greater than the fair market value of the common stock as determined on the date of grant.
(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate of our future common stock price growth. This table does not take into account any appreciation in the price of the common stock to date, which exceeds the hypothetical gains shown in the table. Actual gains, if any, will depend on the future performance of our common stock.

   The following table sets forth, for each of our executive officers named in the Summary Compensation Table above, information regarding the exercise of stock options during the fiscal year ended December 31, 1998 and the year-end value of unexercised options.

                 Aggregate Option Exercises in Last Fiscal Year
                           and Fiscal Year-End Values

                                              Number of Unexercised     Value of Unexercised
                           Shares            Options at Fiscal Year-   In-the-money Options at
                          Acquired                     End               Fiscal Year End (1)
                             on     Value   ------------------------- -------------------------
Name                      Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
----                      -------- -------- ----------- ------------- ----------- -------------
Allen M. Barnett........      --   $   --     200,250      320,000    $1,220,753    $726,500
George W. Roland........   10,000   54,250    222,500       65,000     1,252,675     165,950
Peter C. Aschenbrenner..    5,000   23,150     37,468       54,907       210,945     149,126
Thomas J. Stiner........      800    3,504     53,575       60,625       301,627     181,319
Robert B. Hall..........      --       --       9,750       26,250        76,393      87,788

---------------------
(1) Calculated on the basis of the fair market value of our common stock at December 31, 1998 of $9.625 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.

Employee Benefit Plans

1989 Stock Option Plan

   Our 1989 Stock Option Plan was adopted in December 1989. The 1989 plan authorizes the issuance of up to 1,920,000 shares of our common stock. As of June 30, 1999, options to purchase an aggregate of 1,642,873 shares at a weighted average exercise price of $6.25 per share were outstanding. No additional options may be granted under the 1989 plan which will expire in December 1999.

   The 1989 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonstatutory stock options. Our officers, employees, directors, consultants and advisors are eligible to receive awards under the 1989 plan. No employee may receive any award for more than 500,000 shares in any calendar year.

   Optionees receive the rights to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. We may grant options at an exercise price greater than or equal to the fair market value of our common stock on the date of grant or not less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the company. Optionees may generally pay the exercise price of their options by cash, check or surrender to us of shares of common stock. Options granted under the 1989 plan generally vest in four equal annual installments beginning on the first anniversary of the date of grant. Options do not become exercisable until they have vested. Termination or other changes in employment status may affect the exercise period.

   Our board of directors administers the 1989 plan and has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. Our board of directors has delegated authority to administer the 1989 plan to the compensation committee, including the granting of options to our executive officers. The committee has the authority to accelerate the date on which options may be exercised. In the event of a merger, liquidation, consolidation or other acquisition event, the committee is authorized to make appropriate and proportionate changes to the then outstanding options.

1999 Stock Option Plan

   Our 1999 Stock Option Plan was adopted by our board of directors in April 1999 and was approved by our stockholders in June 1999. The 1999 plan authorizes the issuance of up to 600,000 shares of our common stock. As of June 30, 1999, options to purchase an aggregate of 439,600 shares at a weighted average exercise price of $12.09 per share were outstanding.

   The 1999 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonstatutory stock options. Our officers, directors, employees and consultants, and certain employees and consultants of our majority-owned affiliated companies, are eligible to receive awards under the 1999 plan.

   Optionees receive the rights to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. We may grant options at an exercise price greater than or equal to the fair market value of our common stock on the date of grant or not less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the company. Fair market value for purposes of the 1999 plan is the closing market price of our common stock as reported on the Nasdaq National Market on the relevant date. Optionees may generally pay the exercise price of their options by cash, check or surrender to us of shares of common stock. Generally, no portion of an incentive stock option may vest within twelve months of the date of grant.

   Our compensation committee administers the 1999 plan. The committee has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. Our compensation committee selects the recipients of awards and determines the number of shares of common stock covered by the options and the dates upon which such options become exercisable and terminate, subject to certain provisions of the 1999 plan. Incentive stock options must terminate within ten years of the date of grant. Nonstatutory options must terminate within fifteen years of the date of grant. The compensation committee has the right to alter the terms of any option when granted or while outstanding pursuant to the terms of the 1999 plan except the option price.

   All options automatically become exercisable in full in the event of a change in control (as defined in the 1999 plan), death or disability of the optionee or as decided by the compensation committee. Upon retirement options held at least one year become exercisable in full. If an optionee's employment with us is terminated for any reason, except death, disability or retirement, the optionee has three months in which to exercise an option (but only to the extent exercisable immediately after termination) unless the option by its terms expires earlier. Termination or other changes in employment status may affect the exercise period.

Compensatory Stock Plan

   Prior to the adoption of the 1989 plan, we had a compensatory stock plan for the issuance of shares to employees and consultants. At December 31, 1998, the only remaining obligation under this plan was the reservation of 39,999 shares for issuance to a former consultant.

401(K) Plan

   We have adopted an employee savings and retirement plan qualified under
Section 401(k) of the Internal Revenue Code and covering all of our employees. Pursuant to this plan, employees may reduce their current compensation by up to the lessor of 15% of eligible compensation or the statutorily prescribed annual limited ($10,000 in 1998) and have the amount of such reduction contributed to the plan. We may, but are not required to, make matching or additional contributions to the plan in amounts to be determined by the board of directors.

Employment Arrangements

   On April 1, 1997, Allen M. Barnett entered into an employment agreement with us to serve as our President and Chief Executive Officer. This agreement provides Dr. Barnett with an annual base salary of $175,000. The initial term of the agreement ends on March 31, 2000. Prior to that date, we can only terminate his employment by a vote of two-thirds of the members of the board of directors with Dr. Barnett not eligible to vote. After March 31, 2000, the agreement will continue in effect for an indefinite period until either we or Dr. Barnett elect to terminate the agreement by written notice to the other party at least six months prior to the effective date of termination. Other compensation provided in the agreement included an annual bonus based upon our financial performance and the grant of an option to purchase 187,500 shares of common stock at an exercise price of $5.33 per share. The option vests in five equal, annual installments, beginning on the first anniversary of the date of grant. In 1998 we amended the agreement to eliminate the annual bonus and instead granted Dr. Barnett an option to purchase 120,000 shares of common stock at an exercise price of $10.00 per share. This option vests in four, equal annual installments, beginning on the first anniversary of the date of grant. We also provide Dr. Barnett with a monthly stipend for the use of an automobile and repay all of his out-of-pocket expenses incurred in the performance of his employment obligations.

   Should we terminate Dr. Barnett's employment before March 31, 2000, we must pay Dr. Barnett his base salary for the lesser of one year or the remaining term of his employment. Should Dr. Barnett die or become disabled during the term of his employment, we must pay him or his estate his base salary for the lesser of two years or the remaining term of his employment plus all other compensation due in that period.

Should we terminate Dr. Barnett's employment upon a change of control of us, we must pay Dr. Barnett a lump sum equal to one year's base salary and all base salary and other compensation due for the remaining term of his employment. Additionally, all remaining invested stock options would vest immediately.

   On May 1, 1996, George W. Roland entered into an employment agreement with us to serve as President and Chief Executive Officer of our Solar Power Business. The agreement provided Dr. Roland with an annual base salary of $155,000. Other compensation included an annual bonus based on our financial performance and the grant of an option to purchase 187,500 shares of common stock at an exercise price of $4.00 per share. The option vested in full upon, and is exercisable for a period of seven years from, the completion of our initial public offering of common stock in February 1998. In June 1995, in connection with his initial employment with us, we granted Dr. Roland an option to purchase 60,000 shares of common stock at an exercise price of $4.00 per share. Dr. Roland retired as an officer and employee effective as of December 31, 1998, but remains a member of our board of directors.

   Our employment agreements with Drs. Barnett and Roland and our employment arrangements with other executive officers and significant employees impose customary confidentiality obligations and provide for the assignment to us of all rights to any technology developed by the employee during the time of his or her employment.

Compensation Committee Interlocks and Insider Participation

   Except with respect to their compensation arrangements, Drs. Barnett and Roland participated in executive compensation deliberations and recommendations of the board of directors. During the year ended December 31, 1998, no executive officer served on the board of directors or compensation committee of another company that had an executive officer serving on our board of directors or compensation committee.

                              CERTAIN TRANSACTIONS

   At December 31, 1997, we owed Allen M. Barnett, our President and Chief Executive Officer, $555,482 in the form of salary, bonus and automobile reimbursements. The amounts are related to the excess of his salary and bonus and auto allowance over the amounts actually paid from July 1990 to March 1997. On December 15, 1997, we agreed that one-third of this amount would be paid per year in each of 1998, 1999 and 2000, with interest on the unpaid balance at 6% per annum from January 1, 1998. Accordingly we paid Dr. Barnett $184,786 in 1998 pursuant to such agreement.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information regarding beneficial ownership of common stock as of June 30, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering by:

  . each person or entity who is known by us to own beneficially more than five percent of our common stock including our Chief Executive Officer

  . our four next most highly compensated executive officers after our Chief
    Executive Officer for the year ended December 31, 1998

  . each of our directors

  . all directors and executive officers as a group

  . all other selling stockholders

   The beneficial ownership is calculated based on 8,716,871 shares of our common stock outstanding as of June 30, 1999 and 10,741,871 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholders' name. The address of each of the executive officers and directors is care of AstroPower, Inc., Solar Park, Newark, Delaware 19716-2000.

                          Shares Beneficially Owned      Number of Shares Beneficially Owned
                           Before the Offering (1)        Shares    After the Offering (1)
                          ------------------------------   Being   -------------------------------
Name of Beneficial Owner     Number        Percentage     Offered    Number         Percentage
------------------------  --------------- -------------- --------- --------------- ---------------
Allen M. Barnett (2)....        1,482,331          16.5%   61,250        1,421,081          12.9%
Wellington Management
 Company, LLP (3).......          833,000           9.6%      --           833,000           7.8%
 75 State Street
 Boston, MA 02109
Astrosystems, Inc.......          588,750           6.8%  588,750              --            --
 1220 Market Street,
  Suite 603
 Wilmington, DE 19801
The Dow Chemical
 Company................          560,832           6.4%      --           560,832           5.2%
 2030 Dow Center
 Midland, MI 48674
Greenville Capital
 Management Inc. (4)....          542,612           6.2%      --           542,612           5.1%
 P.O. Box 220
 Rockland, DE 19732
FMR Corporation (5).....          426,000           5.0%      --           426,000           4.0%
 82 Devonshire Street
 Boston, MA 02109
Peter C. Aschenbrenner
 (6)....................           49,204            **       --            49,204            **
Robert B. Hall (7)......           82,049            **       --            82,049            **
Thomas J. Stiner (8)....           67,508            **       --            67,508            **
Richard K. McDowell
 (9)....................            5,150            **       --             5,150            **
Clare E. Nordquist
 (10)...................           10,000            **       --            10,000            **
George S. Reichenbach
 (11)...................           10,000            **       --            10,000            **
George W. Roland (12)...          182,500           2.1%   25,000          157,500           1.4%
Charles R. Schaller
 (13)...................           15,250            **       --            15,250            **
Gilbert H. Steinberg
 (14)...................          598,750           6.9%  588,750           10,000            **
All directors and
 executive officers as a
 group (eleven persons)
 (15)...................        2,534,117          27.0%  675,000        1,859,117          17.3%
University of Delaware..          156,260           1.8%   50,000          106,260           1.0%
 112 Hullihen Hall
 Newark, DE 19716

---------------------
  ** Represents less than 1 percent of our outstanding common stock.
 (1) Applicable percentage of ownership is based on 8,716,871 shares of our common stock outstanding as of June 30, 1999 and treats as outstanding all shares issuable on exercise of options exercisable within 60 days of the date hereof held by beneficial owners that are included in the first column.
 (2) Includes 1,181,364 shares held by a family trust of which Dr. Barnett is a beneficiary and also 280,250 shares subject to options exercisable within 60 days from the date hereof. Dr. Barnett disclaims beneficial ownership of the shares held by the trust except to the extent of his pecuniary interest therein.
 (3) The following information has been obtained from Schedule 13G dated December 31, 1998 filed by Wellington Management Company LLP pursuant to the Exchange Act.
   The persons filing the Schedule 13G were Wellington Management Company LLP ("WMC") a limited liability partnership organized under the laws of the Commonwealth of Massachusetts. WMC, a Parent Holding Company, is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. The identity and the classification of the relevant subsidiary are: Wellington Trust Company, NA, 75 State Street, Boston, MA 02109, a wholly-owned subsidiary of WMC and a bank as defined in Section
   39a)(6) of the Securities Exchange Act of 1934.
   The securities as to which the Schedule was filed by WMC, in its capacity as investment adviser, are owned of record by clients of WMC. WMC has shared power to vote or to direct the vote with respect to 713,000 shares and shared power to dispose or to direct the disposition with respect to 833,000 shares.

 (4) The following information has been obtained from Schedule 13G dated January 21, 1999 filed by Greenville Capital Management, Inc., pursuant to the Exchange Act.
   The persons filing the Schedule 13G were Greenville Capital Management, Inc., a corporation organized under the laws of the State of Delaware. Greenville is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940. Greenville has sole power to dispose of or to direct the disposition of these shares.
 (5) The following information has been obtained from Schedule 13G dated June 1, 1999, filed by FMR Corporation pursuant to the Exchange Act.
   The persons filing the Schedule 13G were FMR Corporation, Fidelity Management & Research Company, Edward C. Johnson, III and Abigail P. Johnson.
   Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 200,000 shares or 2.343% of our outstanding common stock as a result of acting as investment adviser to various investment companies (the "funds") registered under Section 8 of the Investment Company Act of 1940.
   Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds collectively each has sole power to dispose of the 200,000 shares owned by the funds. Neither FMR Corp., nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds' Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Board of Trustees.
   Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 111,700 shares or 1.309% of our outstanding common stock as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each have sole dispositive power over 111,700 shares and sole power to vote or to direct the voting of 111,700 shares.
   Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "international funds") and certain institutional investors. FIL is the beneficial owner of 115,170 shares or 1.349% of our outstanding common stock. FIL has sole dispositive power 115,170 shares owned by the international funds. FIL has sole power to vote or direct the voting of 115,170 shares of common stock held by the international funds as reported above.
 (6) Includes 49,204 shares subject to options exercisable within 60 days from the date hereof.
 (7) Includes 13,800 shares subject to options exercisable within 60 days from the date hereof.
 (8) Includes 67,508 shares subject to options exercisable within 60 days from the date hereof.
 (9) Includes 5,000 shares subject to options exercisable within 60 days from the date hereof.
(10) Includes 10,000 shares subject to options exercisable within 60 days from the date hereof.
(11) Includes 10,000 shares subject to options exercisable within 60 days from the date hereof.
(12) Includes 182,500 shares subject to options exercisable within 60 days from the date hereof.
(13) Includes 10,000 shares subject to options exercisable within 60 days from the date hereof.
(14) Includes 10,000 shares subject to options exercisable within 60 days from the date hereof and 588,750 shares held by Astrosystems, Inc. Mr. Steinberg, a member of our board of directors, is an officer, director and shareholder of Astrosystems, Inc. and disclaims beneficial ownership of shares held by Astrosystems, Inc. except to the extent of his pecuniary interest therein.
(15) Includes an aggregate of 662,887 shares held by all directors and officers that are subject to options exercisable within 60 days from the date hereof. See Notes (6) through (14) above.

                          DESCRIPTION OF CAPITAL STOCK

   We are authorized to issue up to 25,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. Upon consummation of this offering, no shares of preferred stock and 10,741,871 shares of common stock will be outstanding. The following description of our capital stock is based upon, and is qualified in its entirety by reference to, our amended and restated certificate of incorporation and amended and restated by-laws.

Common Stock

   As of June 30, 1999, there were 8,716,871 shares of common stock outstanding that were held of record by approximately 322 stockholders. As of that same date, there were also outstanding options to purchase an aggregate of 2,182,473 shares of common stock at a weighted average exercise price of $7.60 per share.

   Holders of our common stock are entitled to one vote per share of each share held on all matters submitted to a vote of stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any outstanding preferred stock, holders of our common stock are entitled to receive proportionately such dividends as may be declared by our board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share proportionately in our available assets, after payments of all debts and other liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of our common stock are, and the shares of our common stock offered hereby, will, upon completion of the offering, be, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

   Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

   The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Delaware Law and our Charter and By-law Provisions

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits certain publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder", unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person or entity who, together with affiliates and associates, owns or within the three years prior to the date on which the determination of whether such person is an interested stockholders is being made, did own 15% or more of the corporation's voting stock. Our amended and restated certificate of incorporation contains provisions enabling us to avoid the statute's restrictions if the stockholders holding a majority of our voting stock approve an amendment to our amended and restated certificate of incorporation and amended and restated by-laws. These provisions may make it more difficult for a third party to acquire, or discourage acquisition bids for us.

   Our amended and restated certificate of incorporation classifies our board of directors into three classes, with directors of each class serving for a staggered three-year period. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote for such directors. Under our amended and restated certificate of incorporation only our board of directors, but not our stockholders, has the authority to fill vacancies and newly created directorships on the board of directors. In addition, our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and not by any consent in writing by our stockholders. Only the board of directors may call special meetings of our stockholders. Such provisions may make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the board of directors.

   Our amended and restated certificate of incorporation also incorporates certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director's duty of care nor do they prevent recourse against directors through equitable remedies such as injunctive relief. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws.

   Our amended and restated certificate of incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. These provisions may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, its address is 40 Wall Street, New York, New York 10005, and its telephone number at this address is (212-936-5100).

Listing

   Our common stock is traded on the Nasdaq National Market under the trading symbol "APWR."

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC, CIBC World Markets Corp. and FAC/Equities, a division of First Albany Corporation, have severally agreed to purchase from AstroPower and the selling stockholders the following respective number of shares of our common stock.

                                                                       Number of
     Name                                                               Shares
     ----                                                              ---------
     Hambrecht & Quist LLC............................................
     CIBC World Markets Corp..........................................
     FAC/Equities, a division of First Albany Corporation.............
                                                                       ---------
       Total.......................................................... 2,750,000
                                                                       =========

   The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered in this offering if any of such shares are purchased.

   The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $   per share. The underwriters may allow and such dealers may reallow a
concession not in excess of $   per share to certain other dealers. After the
public offering of the shares, the offering price and other selling terms may be changed by the representatives of the underwriters.

   We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 412,500 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by such underwriter shown in the above table bears to the total number of shares of common stock offered in this offering. We will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

   The following table summarizes the per share and total underwriting discounts and commissions that we and the selling stockholders will pay to the underwriters in connection with this offering:

                                                                  Total
                                                           -------------------
                                                            Without    With
                                                      Per    Over-     Over-
                                                     Share allotment allotment
                                                     ----- --------- ---------
Underwriting discounts and commissions payable by
 us.................................................  $      $         $
Underwriting discounts and commissions payable by
 selling stockholders...............................  $      $         $

   The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

   We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect thereof.

   Our executive officers and directors and the selling shareholders have agreed that, with certain exceptions, they will not directly or indirectly, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire our common stock during the 90-day period following the effective date of the registration statement relating to this prospectus. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 90-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under our stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, the additional options shall not be exercisable during that period. Hambrecht & Quist LLC may consent to the termination of this agreement at any time or from time to time without notice.

   In general, the rules of the Securities and Exchange Commission will prohibit the underwriters from making a market in our common stock during the "cooling off" period immediately preceding the commencement of sales in this offering. The SEC has, however, adopted exemptions from these rules that permit passive market marking under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in our common stock during the cooling off period.

   Certain persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of our common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby is being passed upon for us by Opton Handler Feiler & Landau, LLP, New York, New York. Certain legal matters with respect to the offering are being passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts. A partner of Opton Handler Feiler & Landau, LLP owns 100,000 shares of our common stock.

                                    EXPERTS

   Our financial statements and schedule as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                  WHERE CAN YOU FIND MORE INFORMATION ABOUT US

   We have filed with the Securities and Exchange Commission in Washington, D.C. a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and our common stock, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete; we refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all respects by such reference. Anyone may inspect a copy of the registration statement without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any portion of the registration statement by writing to the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and paying prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. In addition, the SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies such as ours that file electronically with the SEC.

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and therefore we file reports, proxy statements and other information with the SEC. You can inspect and copy the reports, proxy statements and other information that we file at the public reference facilities maintained by the SEC at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at 7 World Trade Center, Suite 1300, New York, New York, 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of such material from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also makes electronic filings publicly available on its Web site within 24 hours of acceptance. Our common stock is quoted on the Nasdaq National Market under the trading symbol "APWR." Reports, proxy and information statements and other information about us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                                ASTROPOWER, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of KPMG LLP, Independent Auditors................................... F-1

Balance Sheets............................................................. F-2

Statements of Operations................................................... F-4

Statements of Stockholders' Equity (Deficit)............................... F-5

Statements of Cash Flows................................................... F-6

Notes to Financial Statements.............................................. F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
AstroPower, Inc.

   We have audited the accompanying balance sheets of AstroPower, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AstroPower, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                  /s/KPMG LLP
Wilmington, DE
February 22, 1999

                                ASTROPOWER, INC.

                                 BALANCE SHEETS

                                              December 31,
                                         ------------------------   June 30,
                                            1997         1998         1999
                                         -----------  -----------  -----------
                                                                   (unaudited)
                 ASSETS
Current assets:
  Cash and cash equivalents (including
   restricted cash of $4,788,519 at
   December 31, 1997)................... $ 4,908,177  $ 6,545,095  $ 2,149,598
  Accounts receivable:
   Trade, net of allowance for doubtful
    accounts of $72,962 in 1997, $70,695
    in 1998 and $88,596 in 1999
    (unaudited).........................   3,326,200    6,531,144    8,685,613
   Employee receivables.................      10,191       84,121       86,277
   Other, including amounts due from
    stockholder.........................      25,681       32,113       18,663
  Inventories...........................   1,602,321    3,596,676    6,299,388
  Prepaid expenses......................     350,471      159,948    1,008,079
  Deferred tax asset....................         --     1,796,338    1,483,096
                                         -----------  -----------  -----------
      Total current assets..............  10,223,041   18,745,435   19,730,714
Property and equipment:
   Machinery and equipment..............   6,856,031   10,448,628   11,459,615
   Furniture and fixtures...............     152,617      334,186      419,210
   Leasehold improvements...............     205,298      917,698      967,568
   Construction in progress.............     536,370    1,575,163    1,912,058
                                         -----------  -----------  -----------
                                           7,750,316   13,275,675   14,758,451
  Less accumulated depreciation and
   amortization.........................  (2,858,195)  (3,654,796)  (4,171,783)
                                         -----------  -----------  -----------
                                           4,892,121    9,620,879   10,586,668
                                         -----------  -----------  -----------
      Total assets...................... $15,115,162  $28,366,314  $30,317,382
                                         ===========  ===========  ===========

                                ASTROPOWER, INC.

                                              December 31,
                                         ------------------------   June 30,
                                            1997         1998         1999
                                         -----------  -----------  -----------
                                                                   (unaudited)
  LIABILITIES AND STOCKHOLDERS' EQUITY
                (DEFICIT)
Current liabilities:
  Accounts payable...................... $ 2,314,495  $ 2,629,068  $ 3,490,597
  Note payable -- stockholder...........      58,000          --           --
  Note payable -- bank..................     203,357          --           --
  Current maturities of long-term debt..      55,000          --           --
  Accrued payroll and payroll taxes
   (includes $185,161 in 1997, $185,910
   in 1998 and $186,834 in 1999
   (unaudited) due to the Company's
   President and Chief Executive
   Officer).............................     978,256      963,243      856,933
  Accrued expenses......................     394,564      313,640      234,042
  Advance from customer.................     610,891          --         3,646
                                         -----------  -----------  -----------
      Total current liabilities.........   4,614,563    3,905,951    4,585,218
Other liabilities:
  Long-term debt, excluding current
   maturities...........................   6,277,174          --           --
  Deferred tax liability................         --       801,452      801,452
  Deferred compensation and other
   (including amounts due to officers
   and a stockholder)...................     463,900      396,027      205,525
                                         -----------  -----------  -----------
                                           6,741,074    1,197,479    1,006,977
                                         -----------  -----------  -----------
      Total liabilities.................  11,355,637    5,103,430    5,592,195
                                         -----------  -----------  -----------
Redeemable convertible preferred stock:
  Series A Convertible Preferred Stock,
   1,331,250 shares authorized in 1997;
   1,309,626 shares issued and
   outstanding in 1997, $.01 per share
   par value, liquidation preference of
   $8,808,188, redeemable, 8% dividend
   rate, non-cumulative.................   5,798,725          --           --
Commitments and contingencies
Stockholders' equity (deficit):
  Series B Convertible Preferred Stock,
   750,000 shares authorized; in 1997;
   336,409 shares issued and outstanding
   in 1997, $.01 per share par value, 8%
   dividend rate, non-cumulative........       3,364          --           --
  Common Stock, 25,000,000 shares
   authorized; 3,769,772 in 1997,
   8,572,455 in 1998 and 8,716,871 in
   1999 (unaudited) shares issued and
   outstanding, $.01 per share par
   value................................      37,698       85,725       87,169
  Additional paid-in capital............   3,288,017   25,956,474   26,637,422
  Note receivable.......................     (79,125)         --           --
  Unearned compensation.................    (343,743)    (245,718)    (196,706)
  Accumulated deficit...................  (4,945,411)  (2,533,597)  (1,802,698)
                                         -----------  -----------  -----------
      Total stockholders' equity
       (deficit)........................  (2,039,200)  23,262,884   24,725,187
                                         -----------  -----------  -----------
      Total liabilities and
       stockholders' equity (deficit)... $15,115,162  $28,366,314  $30,317,382
                                         ===========  ===========  ===========

                See accompanying notes to financial statements.

                                ASTROPOWER, INC.

                            STATEMENTS OF OPERATIONS

                                                                   Six Months Ended
                               Year Ended December 31,                 June 30,
                         -------------------------------------  -----------------------
                            1996         1997         1998         1998        1999
                         -----------  -----------  -----------  ----------  -----------
                                                                     (unaudited)
Revenues:
  Product sales......... $ 6,237,349  $13,094,871  $20,205,913  $8,894,825  $13,550,281
  Research contracts....   4,346,118    3,511,898    2,953,196   1,421,102    1,578,840
                         -----------  -----------  -----------  ----------  -----------
    Total revenues......  10,583,467   16,606,769   23,159,109  10,315,927   15,129,121
Cost of revenues:
  Product sales.........   6,896,109    9,311,140   14,942,121   6,530,910    9,973,474
  Research contracts....   2,579,994    2,539,915    2,296,895   1,137,925    1,136,912
                         -----------  -----------  -----------  ----------  -----------
    Total cost of
     revenues...........   9,476,103   11,851,055   17,239,016   7,668,835   11,110,386
                         -----------  -----------  -----------  ----------  -----------
    Gross profit........   1,107,364    4,755,714    5,920,093   2,647,092    4,018,735
Operating expenses:
  Product development
   expenses.............     775,963    1,006,979    1,392,251     608,543    1,045,759
  General and
   administrative
   expenses.............   1,858,862    1,972,144    2,495,838   1,183,655    1,392,242
  Selling expenses......     660,468      853,812      951,249     451,173      593,461
                         -----------  -----------  -----------  ----------  -----------
    Total operating
     expenses...........   3,295,293    3,832,935    4,839,338   2,243,371    3,031,462
                         -----------  -----------  -----------  ----------  -----------
    Income (loss) from
     operations.........  (2,187,929)     922,779    1,080,755     403,721      987,273
Other expense (income):
  Interest expense......     168,782      369,233      252,200     197,589          785
  Interest income.......      (5,685)    (113,730)    (598,624)   (338,387)     (57,653)
  Other expense
   (income).............      11,959       (4,550)          (3)        --           --
                         -----------  -----------  -----------  ----------  -----------
    Total other expense
     (income)...........     175,056      250,953     (346,427)   (140,798)     (56,868)
Income (loss) before
 income taxes...........  (2,362,985)     671,826    1,427,182     544,519    1,044,141
Income tax expense
 (benefit)..............         --        20,000     (984,632)     25,000      313,242
                         -----------  -----------  -----------  ----------  -----------
Net income (loss)....... $(2,362,985) $   651,826  $ 2,411,814  $  519,519  $   730,899
                         ===========  ===========  ===========  ==========  ===========
Net income (loss) data:
  Net income (loss) per
   share-- basic........ $     (0.64) $      0.18  $      0.30  $     0.07  $      0.09
                         ===========  ===========  ===========  ==========  ===========
  Net income (loss) per
   share-- diluted...... $     (0.64) $      0.13  $      0.28  $     0.07  $      0.08
                         ===========  ===========  ===========  ==========  ===========
  Weighted average
   shares outstanding--
   basic................   3,699,702    3,710,258    7,956,221   7,336,169    8,639,821
                         ===========  ===========  ===========  ==========  ===========
  Weighted average
   shares outstanding--
   diluted..............   3,699,702    6,220,161    9,572,194   7,336,169    9,543,149
                         ===========  ===========  ===========  ==========  ===========

                See accompanying notes to financial statements.

                                ASTROPOWER, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                       Preferred Stock     Common Stock    Additional
                       ----------------  -----------------   Paid-in       Note      Unearned   Accumulated
                        Shares   Amount   Shares   Amount    Capital    Receivable Compensation   Deficit       Total
                       --------  ------  --------- ------- -----------  ---------- ------------ -----------  ------------
Balance, January 1,
 1996................   252,001  $2,520  3,697,632 $36,977 $ 2,117,529   $    --    $     --    $(3,234,252) $ (1,077,226)
 Issuance of Series B
  Convertible
 Preferred Stock, net
  of issuance costs..    76,908     769        --      --      574,736        --          --            --        575,505
 Common Stock
  issued.............       --      --       4,143      41       5,131        --          --            --          5,172
 Net loss............       --      --         --      --          --         --          --     (2,362,985)   (2,362,985)
                       --------  ------  --------- ------- -----------   --------   ---------   -----------  ------------
Balance, December 31,
 1996................   328,909   3,289  3,701,775  37,018   2,697,396        --          --     (5,597,237)   (2,859,534)
 Issuance of Series B
  Convertible
 Preferred Stock.....    11,250     112        --      --       89,888        --          --            --         90,000
 Purchase and
  retirement of
  Series B...........                                                         --          --            --
 Convertible
  Preferred Stock....    (3,750)    (37)       --      --      (29,963)       --          --            --        (30,000)
 Common Stock
  issued.............       --      --      67,997     680     113,471    (79,125)        --            --         35,026
 Stock options
  granted............       --      --         --      --      417,225        --     (417,225)          --
 Amortization of
  unearned
  compensation.......       --      --         --      --          --         --       73,482           --         73,482
 Net income..........       --      --         --      --          --         --          --        651,826       651,826
                       --------  ------  --------- ------- -----------   --------   ---------   -----------  ------------
Balance, December 31,
 1997................   336,409  $3,364  3,769,772 $37,698 $ 3,288,017   $(79,125)  $(343,743)  $(4,945,411) $ (2,039,200)
 Conversion of Series
  A Convertible
  Preferred Stock....       --      --   1,309,626  13,096   5,785,629        --          --            --      5,798,725
 Conversion of Series
  B Convertible
  Preferred Stock....  (336,409) (3,364)   336,409   3,364                    --          --            --            --
 Common Stock
  issued.............       --      --   3,156,648  31,567  16,781,488                    --            --     16,813,055
 Amortization of
  unearned
  compensation.......       --      --         --      --          --         --       98,025           --         98,025
 Stock options
  granted............       --      --         --      --      101,340        --                                  101,340
 Repayment of note
  receivable.........       --      --         --      --          --      79,125         --            --         79,125
 Net income..........       --      --         --      --          --         --                  2,411,814     2,411,814
                       --------  ------  --------- ------- -----------   --------   ---------   -----------  ------------
Balance, December 31,
 1998................       --   $  --   8,572,455 $85,725 $25,956,474   $    --    $(245,718)  $(2,533,597) $ 23,262,884
 Common Stock
  issued.............       --      --     144,416   1,444     680,948        --          --            --        682,392
 Amortization of
  unearned
  compensation.......       --      --         --      --          --         --       49,012           --         49,012
 Net income..........       --      --         --      --          --         --          --        730,899       730,899
                       --------  ------  --------- ------- -----------   --------   ---------   -----------  ------------
Balance, June 30,
 1999 (unaudited)....       --   $  --   8,716,871 $87,169 $26,637,422   $    --    ($196,706)  ($1,802,698)  $24,725,187
                       ========  ======  ========= ======= ===========   ========   =========   ===========  ============

                See accompanying notes to financial statements.

                                ASTROPOWER, INC.

                            STATEMENTS OF CASH FLOWS

                                                                    Six Months Ended
                                Year Ended December 31,                 June 30,
                          -------------------------------------  ------------------------
                             1996         1997         1998         1998         1999
                          -----------  -----------  -----------  -----------  -----------
                                                                       (unaudited)
Cash flows from
 operating activities:
Net income (loss).......  $(2,362,985) $   651,826  $ 2,411,814  $   519,519  $   730,899
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
  Deferred income
   taxes................          --           --      (994,886)         --       313,242
  Depreciation and
   amortization.........      474,569      545,066      796,601      328,244      516,987
  Common stock issued
   for services.........          --        18,500          --           --           --
  Stock options issued
   for services.........          --           --        50,670          --           --
  Amortization of
   unearned
   compensation.........          --        73,482       98,025       93,022       49,012
  Changes in working
   capital items:
    Accounts
     receivable.........      278,164   (1,313,264)  (3,285,306)  (1,629,210)  (2,154,469)
    Inventories.........      921,855     (388,133)  (1,994,355)  (1,407,492)  (2,702,712)
    Prepaid expenses....        5,587     (291,201)     190,523       47,744     (848,131)
    Accounts payable and
     accrued expenses...      595,790      719,000      233,649     (266,066)     781,931
    Accrued payroll and
     payroll taxes......      330,684      313,736      (15,013)     (61,608)    (291,096)
    Advance from
     customer...........      111,260      277,355     (610,891)    (289,135)       3,646
    Other...............       12,143      (16,562)     (16,822)      64,001        5,578
                          -----------  -----------  -----------  -----------  -----------
Net cash provided by
 (used in) operating
 activities.............      367,067      589,805   (3,135,991)  (2,600,981)  (3,595,113)
Cash flows from
 investing activities:
  Capital expenditures..     (970,431)    (893,920)  (5,474,689)  (3,646,848)  (1,482,776)
                          -----------  -----------  -----------  -----------  -----------
Net cash used in invest-
 ing activities.........     (970,431)    (893,920)  (5,474,689)  (3,646,848)  (1,482,776)
                          -----------  -----------  -----------  -----------  -----------
Cash flows from
 financing activities:
  Proceeds from issuance
   of long-term debt....      202,097    6,033,076          --           --           --
  Net borrowings
   (repayments) from
   line of credit.......      175,000     (327,843)    (203,357)    (203,357)         --
  Repayment of long-term
   debt.................     (358,200)    (594,396)  (6,390,174)  (1,393,174)         --
  Proceeds from issuance
   of common stock......        4,875       16,525      229,049      118,859      682,392
  Proceeds from issuance
   of common stock--
   initial public
   offering.............          --           --    16,612,080   16,612,080          --
  Proceeds from issuance
   of preferred stock...      575,505       90,000          --           --           --
  Repurchase of
   preferred stock......          --       (30,000)         --           --           --
                          -----------  -----------  -----------  -----------  -----------
Net cash provided by
 financing activities...      599,277    5,187,362   10,247,598   15,134,408      682,392
                          -----------  -----------  -----------  -----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents............       (4,087)   4,883,247    1,636,918    8,886,579   (4,395,497)
Cash and cash
 equivalents at
 beginning of period....       29,017       24,930    4,908,177    4,908,177    6,545,095
                          -----------  -----------  -----------  -----------  -----------
Cash and cash
 equivalents at end of
 period.................  $    24,930  $ 4,908,177  $ 6,545,095  $13,794,756  $ 2,149,598
                          ===========  ===========  ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURE:
    Interest paid.......  $   129,555  $   160,544  $   597,190  $   326,993  $       --
    Taxes paid..........          --           --        31,000       24,000       51,600

   Other noncash financing and investing activities:

   During 1997, the Company issued 34,213 shares of common stock in exchange for a 6% promissory note in the amount of $79,125, with a maturity of August 15, 1998.

   On February 19, 1998, the Company converted all shares of Series A and Series B Convertible Preferred Stock into 2,194,709 shares of common stock on a one-for-one basis.

   During 1998, the Company issued stock options for 119,000 shares of common stock to Corning Incorporated.

                See accompanying notes to financial statements.

                                ASTROPOWER, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business

   AstroPower, Inc. was incorporated in April 1989. In September 1989 it purchased the assets and assumed certain liabilities of the AstroPower Division, an unincorporated division of Astrosystems, Inc., a public company.

   The Company operates in only one business segment, as substantially all of its combined revenues, net income (loss) and assets are derived from the development, manufacturing, marketing and sale of PV solar cells, modules and panels for generating solar electric power. Solar cells are semiconductor devices that convert sunlight directly into electricity. Solar electric power is used in on-grid applications by existing electric utility customers to provide a clean, renewable source of alternative or supplementary electric power. Solar electric power is also used off the electric utility grid for many applications in the communications and transportation industries and in remote villages and homes. Availability of silicon wafers, a significant raw material in the Company's manufacturing process, is subject to market conditions in the semiconductor industry, however, the Company is not dependent on a single supplier or only a few suppliers. See Note 12.

Cash Equivalents

   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

   The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued expenses, note payable-stockholder and borrowings. The carrying values of cash, accounts receivable, accounts payable, accrued expenses and note payable-stockholder are considered to be representative of their respective fair values because of the short-term nature of these balances.

Inventories

   Inventories are reported at lower of cost or market. Cost is determined using the weighted average method.

Property and Equipment

   Property and equipment is recorded at cost. Depreciation is computed using the straight-line method based on the assets' estimated useful lives, ranging from 5 to 15 years. Maintenance, repairs and minor renewals are charged to expense as incurred.

   Included in machinery and equipment at December 31, 1997 and 1998 were $4,776,886 and $8,175,354 respectively, representing self-constructed assets. In costing the equipment, the Company uses a full cost approach whereby direct material, direct labor and related overhead costs are capitalized. The total labor and overhead costs of self-constructed assets capitalized for the years ended December 31, 1996 and 1997 and 1998 were $303,677, $176,397, and $828,009 respectively.

Revenue Recognition

   Revenue from product sales is recognized when products are shipped. Revenue related to the Company's fixed price, cost-plus and cost-sharing research contracts are recognized at the time costs

                                ASTROPOWER, INC.

(1) Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

benefiting the contracts are incurred, which approximates the percentage of completion method. Provisions for estimated losses are made in the period in which losses are determined. Accounts receivable includes unbilled accounts receivable consisting of material, labor and overhead expended on contracts.

Product Development Expenses

   These expenses represent the material, labor and overhead costs incurred to develop processes in support of the Company's Silicon-Film(TM) wafer, solar cell and module engineering effort which are not funded by research contracts.

Income Taxes

   The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expense, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(2) Interim Financial Information (Unaudited)

   The interim financial statements of the Company for the six months ended June 30, 1998 and 1999, included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principals have been condensed or omitted pursuant to the rules and regulations relating to interim financial statements.

(3) Inventories

   A summary of inventories is as follows:

                                                   December 31,
                                               ---------------------  June 30,
                                                  1997       1998       1999
                                               ---------- ---------- -----------
                                                                     (unaudited)
   Raw materials.............................. $1,199,738 $2,995,166 $4,310,905
   Work-in-process............................    210,380    138,927    179,808
   Finished goods.............................    192,203    462,583  1,808,675
                                               ---------- ---------- ----------
                                               $1,602,321 $3,596,676 $6,299,388
                                               ========== ========== ==========

                                ASTROPOWER, INC.

(4) Debt

   A summary of the Company's long-term debt follows:

                                                   December 31,
                                                 ------------------  June 30,
                                                    1997      1998     1999
                                                 ----------  ------ -----------
                                                                    (unaudited)
Bank term loans--primary lender; initial
 interest to be prime plus 1%; secured by
 accounts receivable, inventory and equipment;
 payable in principal installments of $17,500
 per month through March 31, 1999, at which
 time the balance is due.......................  $  702,000  $  --    $  --
Bank term loan, with interest at prime plus
 1.5% secured by property and equipment and the
 guarantee of the Company's President and Chief
 Executive Officer; payable in principal
 installments of $10,000 per month beginning
 February 10, 1997 through January 10, 2000, at
 which time the balance is due.................     630,174     --       --
7% convertible promissory note due August 19,
 2001, collateralized by certain physical
 assets, as described in Note 13...............   5,000,000     --       --
                                                 ----------  ------   ------
                                                  6,332,174     --       --
Less current maturities........................     (55,000)    --       --
                                                 ----------  ------   ------
                                                 $6,277,174  $  --    $  --
                                                 ==========  ======   ======

   On March 19, 1998 the Company repaid the amounts outstanding under its bank term loans amounting to $1,277,173. Accordingly, $275,000 representing the remaining 1998 payments under these term loans were excluded from current maturities as of December 31, 1997.

   During 1998, the Company entered into a $1 million line of credit agreement with a financial institution, secured by accounts receivable and bearing interest at the prime rate. Also during 1998, the Company entered into a $3 million revolving line of credit facility with a financial institution. Security for the facility, which bears interest at the prime rate, is accounts receivable, inventory and property and equipment. These facilities expire in September 2001. There were no borrowings against these facilities at December 31, 1998 or June 30, 1999 (unaudited).

                                ASTROPOWER, INC.

(5) Income Taxes

   No income tax provision was recorded for the year ended December 31, 1996. An income tax provision (benefit) of $20,000 and ($984,632) was recorded for the years ended December 31, 1997 and 1998. Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) as a result of the following:

                                                       December 31,
                                               -------------------------------
                                                 1996       1997       1998
                                               ---------  --------  ----------
Computed "expected" tax expense (benefit)....  $(803,415) $228,421  $  485,242
Utilization of net operating loss
 carryforwards...............................        --    (17,685)   (205,266)
State income tax expense (benefit), net of
 federal.....................................        --     20,761     (80,651)
Change in valuation allowance................    770,392   135,928  (1,809,315)
Change in tax rates..........................        --        --      242,107
Tax liability in excess (less than) in excess
 provision...................................     33,023  (347,425)    185,579
Other........................................        --        --      197,672
                                               ---------  --------  ----------
Actual tax expense (benefit).................  $     --   $ 20,000  $ (984,632)
                                               =========  ========  ==========

   Income tax expense (benefit) for the years 1996, 1997 and 1998 consists of:

                                                 1996       1997       1998
                                               ---------  --------  ----------
Current:
  Federal....................................  $     --   $ 20,000  $   10,254
  State......................................        --        --          --
Deferred:
  Federal....................................        --        --     (872,688)
  State......................................        --        --     (122,198)
                                               ---------  --------  ----------
Total tax expense (benefit)..................  $     --   $ 20,000  $ (984,632)
                                               =========  ========  ==========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                      December 31,
                                            ----------------------------------
                                               1996         1997       1998
                                            -----------  ----------  ---------
Deferred tax assets:
  Deferred revenue......................... $   133,000  $  242,780  $     --
  Advances from customer and accrued
   expenses................................     161,958     323,698    417,159
  Federal and state net operating loss
   carry forward...........................   1,750,000   2,021,628  1,301,454
  Other....................................         --          --      77,725
                                            -----------  ----------  ---------
  Total gross deferred tax assets..........   2,044,958   2,588,106  1,796,338
  Less valuation allowance.................  (1,673,387) (1,809,315)       --
                                            -----------  ----------  ---------
Net deferred tax assets ...................     371,571     778,791  1,796,338
Deferred tax liabilities:
  Plant and equipment, due to differences
   in depreciation methods and basis.......    (371,571)   (778,791)  (801,452)
                                            -----------  ----------  ---------
Net deferred amount........................ $       --   $      --   $ 994,886
                                            ===========  ==========  =========

                                ASTROPOWER, INC.

   The change in the valuation allowance results from management's assessment of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 1998, the Company has net operating loss carryforwards for federal income tax purposes of approximately $4.1 million which are available to offset future federal and state taxable income, if any, through 2012.

(6) Operating Lease Obligations

   The Company leases a 40,000 square foot building from the University of Delaware (the "University"). Although the lease agreement is for a term of 20 years (expiring June 30, 2011), the Company may cancel the lease after nine years (June 30, 2000). In January 1998, the Company entered into an operating lease agreement for a 60,300 square foot facility for its manufacturing expansion. In January 1999, the Company entered into an agreement for an additional 20,000 square feet in its second manufacturing facility. The scheduled cash payments over the next five years differ from rental expense calculated under the straight-line method. The following summarizes expected charges to rent expense contrasted with expected cash outflow as required by the lease agreements for both facilities (including the additional January 1999 Lease):

                                                       Annual Rent   Expected
                                                         Expense   Cash Payments
                                                       ----------- -------------
   December 31, 1999.................................. $  735,020   $  645,291
   December 31, 2000..................................    664,764      582,326
   December 31, 2001..................................    535,884      476,752
   December 31, 2002..................................    535,884      484,875
   December 31, 2003 and thereafter...................  2,947,362    2,422,317

   In addition, the Company has agreed to fund anticipated renovations to the facility leased from the University after lease expiration. The amounts to be paid to the University for this purpose are $26,000 annually through 2001.

   Total rent expense charged to operations for the years ended December 31, 1996, 1997 and 1998 amounted to approximately $219,000, $242,000 and $596,000, respectively.

(7) Related Parties

   At December 31, 1997 and 1998, the Company owed its President and Chief Executive Officer $555,482 and $370,696, respectively, in the form of salary and automobile reimbursements. The amounts are related to the excess of the negotiated annual salary and monthly auto allowance under a contract which ended March 31, 1997 over the amounts actually paid to such person. On December 15, 1997, the Company agreed that one-third of this amount will be paid per year in each of 1998, 1999 and 2000, with interest on the unpaid balance at 6% per year from January 1, 1998.

(8) Employee Benefit Plan

   The Company maintains a defined contribution plan under the provisions of Internal Revenue Code Section 401(k). Employees having attained the age of 21 and with one month of service are eligible to participate and make voluntary contributions to the plan. The amount charged to expense for the years

                                ASTROPOWER, INC.

(8) Employee Benefit Plan (continued)

ended December 31, 1996, 1997 and 1998 was $66,800, $145,000 and $150,000,
respectively. The Company does not provide any postemployment benefits.

(9) Capital Stock

   At December 31, 1997, the Company had outstanding 1,309,623 shares of Series A Redeemable Convertible Preferred Stock (Series A) and 336,409 shares of Series B Convertible Preferred Stock (Series B). The Series A stockholders could, at their option, request that the Company redeem the Series A stock on or after May 15, 1994. At December 31, 1997 and 1996, the value of the Series A Redeemable Preferred Stock has been accreted to its redemption value of $5,798,725.

   On February 19, 1998, the Company completed an initial public offering of its common stock, raising net proceeds to the Company of $14.5 million, and converted all the then outstanding shares of Series A and Series B Preferred Stock into Common Stock so that no shares of Preferred Stock are currently outstanding. Contemporaneous with the initial public offering, the Company amended and restated its Certificate of Incorporation to provide for, among other things, an increase in the number of authorized shares of Common Stock from 15,000,000 to 25,000,000; authority to issue up to 5,000,000 shares of one or more series of preferred stock and authorized the Board of Directors to fix and determine the relative rights, preferences and limitations of each class or series so authorized without any further vote or action by the stockholders; and to effect a reverse stock split in the form of three shares for every four shares outstanding. All share and per share information in the accompanying financial statements have been retroactively adjusted to give effect to the reverse stock split. On March 19, 1998, the Company received additional net proceeds of $2,259,900, pursuant to the exercise of the over-allotment option granted to the underwriters as part of the initial public offering.

(10) Employee Stock Option Plan

1989 Stock Option Plan

   The Company adopted a Stock Option Plan ("the 1989 Plan") in 1989 under which a total of 1,920,000 shares are currently reserved for issuance to employees including officers and directors who are employees or consultants. Options granted pursuant to the 1989 Plan may be either incentive stock options or non-qualified stock options. The 1989 Plan is administered by the Board of Directors which selects the employees to whom the options are granted, determines the number of shares subject to each option, sets the time or times when the options will be granted, determines the time when the options may be exercised and establishes the market value of the shares at the date of grant and exercise date. The 1989 Plan provides that the purchase price under the option shall be at least 100 percent of the fair market value of the shares of the Company's Common Stock at the date of grant. The options are not transferable. There are limitations on the amount of incentive stock options that an employee can be granted in a single calendar year. The terms of each option granted under the 1989 Plan are determined by the Board of Directors, but in no event may such term exceed ten years. Incentive stock options generally vest over a four-year period, with vesting occurring 25% per year on the anniversary date of the option award.

1999 Stock Option Plan (unaudited)

   The Board of Directors of the Company adopted the 1999 Stock Option Plan on April 16, 1999 ("the 1999 Plan"), under which a total of 600,000 shares are currently reserved for issuance. The 1999 Plan was approved by shareholders on June 16, 1999. The principal provisions of the 1999 Plan are similar to those

                                ASTROPOWER, INC.

(10) Employee Stock Option Plan (continued)

1999 Stock Option Plan (unaudited) (continued)

described above for the 1989 Plan, except that options may be transferred under certain limited circumstances.

   Stock option transactions during the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1999 under the 1989 and 1999 Plans are summarized below:

                                                     Exercise       Weighted
                                                   Price Range -    Average
                                         Shares      Per Share   Exercise Price
                                        ---------  ------------- --------------
Balance, December 31, 1995.............   498,788  $ 0.33-$4.00      $ 3.17
  Granted..............................   179,325  $ 3.12-$4.00        3.95
  Exercised............................    (4,069) $ 0.33-$4.00        1.20
  Cancelled............................   (45,132) $ 0.67-$4.00        3.57
                                        ---------
Balance, December 31, 1996.............   628,912  $ 0.33-$4.00        3.51
  Granted..............................   546,233  $ 3.12-$5.33        4.65
  Exercised............................   (63,352) $ 0.33-$4.00        1.51
  Cancelled............................   (22,847) $ 0.67-$4.00        3.89
                                        ---------
Balance, December 31, 1997............. 1,088,946                      4.00
  Granted..............................   720,975  $6.00-$10.00        8.57
  Exercised............................   (45,730) $0.33-$10.00        3.28
  Cancelled............................   (35,570) $4.00-$10.00        6.41
                                        ---------
Balance, December 31, 1998............. 1,282,621                      5.88
  Granted..............................   553,233  $9.38-$17.88       11.74
  Exercised............................  (113,596) $ 0.33-$9.13        3.91
  Cancelled............................   (85,785) $4.00-$15.63        7.30
                                        ---------                    ------
Balance, June 30, 1999 (unaudited)..... 2,082,473                    $ 7.48
                                        =========                    ======

   In 1998 the Company adopted the 1998 Non-Employee Directors' Stock Option Plan ("Directors' Plan"), under which a total of 160,000 shares are current reserved for issuance to non-employee directors. A committee of the Board of Directors administers the Directors' Plan. The Directors' Plan provides that the purchase price under the option shall be the fair market value of the shares of common stock on the date of grant. During the year ended December 31, 1998, a total of 80,000 stock options were granted under the Directors' Plan at an exercise price of $10.25 per share. Of these shares, 20,000 were immediately vested, and the balance vests in equal shares on the first, second and third anniversary of the grant, provided that the director remains a director on that date.

   The weighted average remaining contractual life for options outstanding at December 31, 1998 is 7.88 years.

                                ASTROPOWER, INC.

(10) Employee Stock Option Plan (continued)

1999 Stock Option Plan (unaudited) (continued)

   The following is a summary of stock options exercisable under all of the Company's stock option plans as of December 31, 1996, 1997 and 1998 and June 30, 1999:

                                                   Exercise Price    Weighted
                                                     Range per       Average
                                           Shares      Share      Exercise Price
                                           ------- -------------- --------------
   December 31, 1996...................... 357,825  $ 0.33-$4.00      $2.88
   December 31, 1997...................... 416,476  $ 0.33-$4.00      $3.39
   December 31, 1998...................... 713,125  $0.33-$10.25      $3.93
   June 30, 1999 (unaudited).............. 909,913  $0.33-$17.88      $5.22

   Prior to the adoption of the plans, the Company had a compensatory stock plan for the issuance of shares to employees and consultants. At December 31, 1998, the Company had reserved 39,999 shares for a commitment under this plan. The balance sheet caption "Accrued payroll and payroll taxes" contains a provision for these shares.

   The Company applies APB Opinion 25 and related interpretations in accounting for stock options issued to employees. During the year ended December 31, 1997, unearned compensation expense with respect to stock options granted at less than fair market value at the date of grant was $417,225, which is being amortized to expense over the periods that the options vest (4-5 years). The amount amortized to expense during the years ended December 31, 1997 and 1998 was $73,482 and $98,025 respectively. The unamortized amount of unearned compensation is classified as a contra equity account in stockholders' equity (deficit).

   FASB Statement 123 requires the disclosure of certain proforma information regarding net income and net income per share. This information is required to be determined as if the Company had accounted for its stock option plans under the fair value method of that statement. The fair value of options granted in 1998 reported below has been estimated at the date of grant, using a Black-Scholes option pricing model with the following assumptions:

     Expected life (in years).............................................. 5.0
     Risk-free interest rate............................................... 5.5%
     Volatility............................................................ .50
     Assumed dividend yield................................................ 0.0%

   The Company's relatively limited period of time as a public company makes the determination of volatility difficult. For purposes of the FAS 123 calculation, the estimated volatility was determined by reviewing the volatility of publicly traded technology companies with similar characteristics.

   As a private entity at December 31, 1996 and 1997, the Company used the minimum value method for "valuing options" and an interest rate of 6.5%.

                                ASTROPOWER, INC.

(10) Employee Stock Option Plan (continued)

1999 Stock Option Plan (unaudited) (continued)

   For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's proforma information follows (in thousands, except for per share information):

                                                            1996    1997  1998
                                                           -------  ---- ------
   Net income (loss) as reported.......................... $(2,363) $652 $2,412
   Proforma net income (loss)............................. $(2,433) $464 $1,131
   Proforma basic net income (loss) per share............. $  (.66) $.13 $  .14
   Proforma diluted net income (loss) per share........... $  (.66) $.07 $  .12

(11) Government Contracts

   During the years ended December 31, 1996, 1997 and 1998, substantially all of the Company's contract revenues were attributable to U.S. government contracts under which the Company was either a prime contractor or a subcontractor.

   To date, a large percentage of the Company's contract revenues have been generated by research and development contracts, principally with the U.S. government. Orders under government prime or subcontracts are customarily subject to termination at the convenience of the government, in which event the contractor is normally entitled to reimbursement for allowable costs and to a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor. No termination of contracts by the government occurred during the years ended December 31, 1996, 1997 and 1998.

   Substantially all of the Company's revenues from government contracts are subject to audit under various federal statutes. Although the Company has received final written acceptance of its overhead rates through 1993, it has been advised that the Defense Contract Audit Agency is disputing certain elements of those submissions as well as those overhead rates for 1994 and 1995. The dispute is centered on the effect of the Company's manufacturing operations on its government contract overhead rates during the years of transition from a contract research and development organization to commercial manufacturing. The overhead rates for 1996 have been submitted, but have not yet been audited. The Company has revised its methodology for determining overhead rates for 1997 and 1998. It is management's opinion that adjustments to revenue, if any, will not have a material adverse effect on the Company's business and financial condition, but may impact future results of operations.

   Certain of the Company's contracts contain retainage provisions. At December 31, 1997 and 1998, retainage amounts included in accounts receivable were approximately $167,000 and $174,000, respectively. The Company estimates that approximately 30% of the retainage amounts at December 31, 1998 will be collected during 1999. At December 31, 1997 and 1998, unbilled accounts receivable were approximately $211,000.

                                ASTROPOWER, INC.

(12) Business and Credit Concentrations

   The following table shows the percentage of total revenues contributed by significant customers for the periods presented. A significant customer is defined as one contributing 10% or more of total revenues:

                                                                        Six Months
                                          Year Ended December 31,          Ended
                                          ---------------------------    June 30,
                                           1996      1997      1998        1999
                                          -------   -------   -------   -----------
                                                                        (unaudited)
   Customer A............................      41%       21%       13%       10%
   Customer B............................     --         12%       18%       12%
   Customer C............................      12%       17%       14%       28%
   Customer D............................     --         13%      --        --
   Customer E............................      13%      --        --        --

   Customer A represents the federal government. Included in the December 31, 1998 amount is a total of 15 contracts $2,953,196 administered by six agencies of the U.S. Government, with contract revenues ranging from .1% to 13% of total revenues.

   During the year ended December 31, 1998, the five largest product sales customers accounted for approximately 57% of revenues and 66% of product sales. At December 31, 1998 approximately 73% of accounts receivable were due from the Company's six largest customers, of which 16% represented amounts due from agencies of the U.S. government representing Customer A and 57% represented amounts due from the Company's five largest product sales customers in 1998. The loss of one or more of these major customers could have a material adverse effect on the Company's business, results of operations and financial condition.

(13) Geographic Distribution of Product Revenues

   Total product revenues are summarized as a percentage by geographic area as follows:

                                                                     Six Months
                                       Year Ended December 31,          Ended
                                       ---------------------------    June 30,
                                        1996      1997      1998        1999
                                       -------   -------   -------   -----------
                                                                     (unaudited)
   Domestic...........................      14%       27%       22%       26%
   Export:
     Europe...........................      49%       56%       63%       62%
     Asia.............................      30%       12%        6%       10%
     Africa...........................       7%        5%        9%        2%

   All of the Company's research contract revenues are within the United
States.

(14) Strategic Alliances

Corning Incorporated

   In August 1997, the Company and Corning Incorporated ("Corning") entered into a Research and Development Umbrella Agreement ("R&D Agreement") under which Corning would provide research, development, engineering and manufacturing assistance to the Company for a three year period in exchange for options to purchase shares of the Company's common stock. As part of the R&D Agreement, the Company received $5.0 million in cash in exchange for its 7% note, due on August 19, 2001 and granted options for the purchase of 119,000 shares of common stock in exchange for future consulting services.

                                ASTROPOWER, INC.

   On October 9, 1998 the Company repaid its four-year $5 million convertible note to Corning. The repayment terminated Corning's right to convert the note into approximately 1,111,111 shares of AstroPower Common Stock and also terminated the R&D agreement, and other agreements relating to new technology, certain first offer rights to provide equity financing for the Company and with respect to any sale or merger of the Company or sale or licensing of its technology or assets.

   In connection with the repayment, options to purchase 119,000 shares of Common Stock were cancelled. The fair value of the consulting services rendered through the date of cancellation was approximately $101,000, of which $50,000 was charged to expense and $51,000 to property and equipment.

GPU Solar, Inc.

   In July 1997, the Company entered into a joint venture with GPU International, Inc. to form GPU Solar, Inc. to develop, manufacture and test market grid-connected residential rooftop photovoltaic systems for the U.S. market using the Company's modules. The Company's contribution to the joint venture was specified services and reduced pricing on sales to the joint venture.

(15) Advance from Customer

   On March 26, 1997, the Company entered into a supply agreement with a customer for the purchase of solar cells through December 31, 1998, for a total sales value of approximately $5.0 million. The advance payment of $1.0 million, which bears interest at 6%, was credited to the customer during 1997 and 1998. The customer had the right to convert any or all of the unapplied advance payment for an equivalent amount of the Company's common stock at the then prevailing market price. The balance of the advance at December 31, 1997 and 1998 was $610,756 and $0, respectively.

(16) Net Income (Loss) Per Share

   Basic net income per share is based on the weighted average number of common shares outstanding. Diluted net income per share is based on the weighted average number of common shares outstanding and potentially dilutive shares. The dilutive effect of employee stock options is included in the computation of Diluted net income per share.

                                ASTROPOWER, INC.

   The following table presents the computation of basic and diluted income
(loss) per share:

                                                   Year Ended December 31
                         ---------------------------------------------------------------------------
                                   1996                      1997                     1998
                         ------------------------- ------------------------ ------------------------
                         Income (Loss)   Average      Income      Average      Income      Average
                         Available to    Common    Available to   Common    Available to   Common
                            Common       Shares       Common      Shares       Common      Shares
                         Stockholders  Outstanding Stockholders Outstanding Stockholders Outstanding
                         ------------- ----------- ------------ ----------- ------------ -----------
Basic...................  $(2,362,985)  3,699,702    $651,826    3,710,258   $2,411,814   7,956,221
Dilutive Effect:
Stock Options...........          --          --          --       344,786          --      536,609
Convertible Debt........          --          --      157,377      518,460      239,314     885,448
Convertible Preferred
 Stock..................          --          --          --     1,646,657          --      193,916
                          -----------   ---------    --------    ---------   ----------   ---------
Diluted.................  $(2,362,985)  3,699,702    $809,203    6,220,161   $2,651,128   9,572,194
                          ===========   =========    ========    =========   ==========   =========

                                         Six Months Ended
                         -------------------------------------------------
                              June 30, 1998            June 30, 1999
                         ------------------------ ------------------------
                                            (unaudited)
                         -------------------------------------------------
                            Income      Average      Income      Average
                         Available to   Common    Available to   Common
                            Common      Shares       Common      Shares
                         Stockholders Outstanding Stockholders Outstanding
                         ------------ ----------- ------------ -----------
Basic...................   $519,519    7,336,169    $730,899    8,639,821
Dilutive Effect:
Stock Options...........        --           --          --       903,328
Convertible Debt........        --           --          --           --
Convertible Preferred
 Stock..................        --           --          --           --
                           --------    ---------    --------    ---------
Diluted.................   $519,519    7,336,169    $730,899    9,543,149
                           ========    =========    ========    =========

                       ELECTRICITY INDUSTRY DEREGULATION
                       ---------------------------------

                             HISTORICAL STRUCTURE

Historically, the electricity industry has been dominated by vertically integrated government regulated monopolies. Under this business model, electricity is typically generated in large-scale centralized power plants that can cost billions or dollars and can take more than a decade to plan and construct. In this regulated environment, customers have had little direct influence on business decisions, and have seen little differentiation of products and services.


                [Diagram of Historical Power Deliver Structure]


                                EMERGING MODEL

The electricity industry is now being deregulated in many countries, and a new business model is emerging from this process. Two key trends are:

 . Modular, distributed, power generation: New technologies allow power plants to be built faster, in smaller sizes, and closer to the point of use. These technologies also allow customers to generate their own electricity as an alternative to buying power from the utility.

 . Competition and customer choice: In many cases, power marketers now compete for their customers' business. This leads to increased differentiation of products and services, new entrants, and new marketing approaches.

                [Diagram of Emerging Power Delivery Structure]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,750,000 Shares

                       [LOGO OF ASTROPOWER APPEARS HERE]

                                  Common Stock

                                --------------

                                   PROSPECTUS

                                --------------

                               Hambrecht & Quist

                               CIBC World Markets

                                  FAC/Equities

                                --------------

                               September   , 1999

                                --------------

   You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

SEC Registration Fee*................................................. $ 12,858
Accounting Fees....................................................... $ 60,000
Legal Fees............................................................ $100,000
Printing, Engraving and Mailing....................................... $150,000
Transfer agent and registrar's fees................................... $ 10,000
Blue Sky fees and expenses............................................ $ 10,000
Miscellaneous expenses................................................ $ 57,142
                                                                       --------
  TOTAL............................................................... $400,000
                                                                       ========

---------------------
*Actual

Item 14. Indemnification of Directors and Officers

   Article VIII of the Company's Amended and Restated Certificate of Incorporation provides in part as follows:

   The corporation shall, to the fullest extent permitted by 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders of disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall insure to the benefit of the heirs, executors and administrators of such a person.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the registrant's Amended and Restated By-Laws, Amended and Restated Certificate of Incorporation, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnifications against public policy as expressed in the act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person in connection with the securities being registered), the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

   During the past three years, the following securities were sold or issued by the Company without registration under the Securities Act of 1933, as amended (the "Act"):

   In the period February 8, 1996 through December 5, 1996, the Company issued an aggregate of 4,069 shares of common stock to nineteen (19) employees upon the exercise of stock options granted pursuant to the Company's 1989 Stock Option Plan for an aggregate consideration of $4,875 and issued 75 shares of common stock as a gift to one (1) employee.

   In the period April, 1996 through January 30, 1997, the Company issued 88,158 shares of Series B Convertible Preferred Stock in a private offering for total proceeds aggregating $705,270 to twenty-three (23) persons, all of whom the Company reasonably believes were "accredited" investors as that term is defined in Regulation D under the Act.

   In the period January 2, 1997 through October 31, 1997, the Company issued an aggregate of 5,381 shares of its common stock to nine (9) employees upon the exercise of stock options granted pursuant to the Company's 1989 Stock Option Plan for an aggregate of $4,700.

   In the period November 1, 1997 through September 8, 1998, the Company issued an aggregate of 7,948 shares of its Common Stock to 16 employees upon exercise of stock options granted pursuant to the Company's 1989 Stock Option Plan for an aggregate of $8,482.

   The above securities were issued in reliance on the exemption from registration under Section 4 (2) as not involving any public offering. Claims of such exemptions are based upon the following: (i) all of the purchasers in such transactions were sophisticated investors with the requisite knowledge and experience in financial and business matters to evaluate the merits and risk of an investment in the Company, were able to bear the economic risk of an investment in the Company, had access to or were furnished with the kinds of information that registration under the Act would have provided and acquired securities for their own accounts in transactions not involving any general solicitations or advertising, and not with a view to the distribution thereof,
(ii) a restrictive legend was placed on each certificate evidencing the securities; and (iii) each purchaser acknowledged in writing that he knew the securities were not registered under the Act or any State securities laws, and were "RESTRICTED SECURITIES" as that term defined in Rule 144 under the Act, that the securities may not be offered for sale, sold or otherwise transferred within the United States except pursuant to an effective Registration Statement under the Act and any applicable State securities laws, or pursuant to any exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

Item 16. Exhibits, and Financial Statement Schedules

   Unless otherwise noted, the following exhibits were filed on December 18, 1997 with a Registration Statement on Form S-1, and amendments thereto, Commission File No. 333-42591 and are incorporated herein by reference:

   16(a) Exhibits

     1.1 Form of Underwriting Agreement*
     2.1 Series A Preferred Stock Purchase Agreement dated September 20, 1989 by and among AstroPower, Inc., et al and the Purchasers named therein.
     2.2 Series B Stock Purchase Agreement dated between August 1993 and
         September 1996 by and among AstroPower, Inc. et al and the Purchasers named therein.
     3.1 Form of Amended and Restated Certificate of Incorporation of the
         Registrant, effective on February 6, 1998.
     3.2 Form of Amended and Restated By-Laws of the Registrant, effective on February 6, 1998.
     4.1 Specimen certificate representing the common stock of the Registrant.
     5.1 Opinion of Opton Handler Feiler & Landau, LLP with respect to the legality of the securities being registered.*
    10.1 1989 Stock Option Plan, as amended.
    10.2 1999 Stock Option Plan.***
    10.3 1998 Non-Employee Directors Stock Option Plan.****
    10.4 Lease for premises at Solar Park, Newark, Delaware dated July 1, 1991 between the Company and the University of Delaware.

    10.5 Employment Agreement between the Company and Dr. Allen M. Barnett dated April 1, 1997.
    10.6 Employment Agreement between the Company and Dr. George W. Roland dated May 1, 1997.
    10.7  1997 Bonus Plan for Drs. Barnett and Roland.
    10.8  Amended and Restated Loan Agreement between the Company and Mellon
          Bank (DE), N.A. dated November 24, 1997.
    10.9  Amended and Restated Security Agreement between the Company and
          Mellon Bank (DE), N.A. dated November 24, 1997.
    10.10 Amended and Restated Line of Credit Note between the Company and
          Mellon Bank (DE), N.A. dated November 24, 1997.
    10.11 Amended and Restated Term Loan Note between the Company and Mellon
          Bank (DE), N.A. dated November 24, 1997.
    10.12 Business Loan Agreement between the Company and Artisans' Savings
          Bank dated January 10, 1997.
    10.13 Promissory Note between the Company and Artisans' Savings Bank dated
          January 10, 1997.
    10.14 Commercial Security Agreement between the Company and Artisans'
          Savings Bank dated January 10, 1997.
    10.15 Commercial Guaranty between Allen M. Barnett and Artisans' Savings
          Bank dated January 10, 1997.
    10.16 Operating Agreement between the Company and GPU International dated
          July 1, 1997.
    10.17 Performance Agreement between the Company and GPU International dated
          July 1, 1997.
    10.18 Note Purchase Agreement between the Company and Corning Inc. dated
          August 19,1997.
    10.19 Security Agreement between the Company and Corning Inc. dated August
          19, 1997.
    10.20 Promissory Note between the Company and Corning Inc. dated August 19,
          1997.
    10.21 Research and Development Umbrella Agreement between the Company and
          Corning Inc. dated August 19, 1997.
    10.22 Promissory note to Astrosystems, Inc.
    10.23 Letter Agreement between the Company and Corning Inc. dated October
          9, 1998.*
    10.24 Lease for premises at 231 Lake Drive, Newark, Delaware dated January
          16, 1998 between the Company and Liberty Property Limited
          Partnership.
    10.25 First Amendment to lease for premises at 231 Lake Drive, Newark,
          Delaware dated January 26, 1999 between the Company and Liberty
          Property Limited Partnership.*
    10.26 Second Amendment to lease for premises at 231 Lake Drive, Newark,
          Delaware dated June 28, 1999 between the Company and RREEF America
          Reit II Corp. E.*
    10.27 Lease for premises in Concord, California dated June 18, 1999 between
          AstroPowerWest, LLC and Allied Investments.*
    10.28 Guaranty of lease for premises in Concord, California dated June 18, 1999 by the Company in favor of Allied Investments.*
    10.29 Commercial Security Agreement between the Company and Wilmington
          Trust Company dated September 21, 1998.*
    10.30 Business Loan Agreement dated September 21, 1998 between the Company and Wilmington Trust Company.*
    10.31 Promissory Note between the Company and Wilmington Trust Company dated September 21, 1998.*
    10.32 Business Loan Agreement dated November 4, 1998 between the Company and Wilmington Trust Company.*
    10.33 Promissory Note between the Company and Wilmington Trust Company dated November 4, 1998.*

    23.1  Consent of KPMG LLP*
    23.2  Consent of Opton Handler Feiler & Landau, LLP (contained in Exhibit 5.1)

---------------------
*Filed herewith.
**To be supplied by amendment.
*** Filed on April 30, 1999 as an exhibit to the definitive proxy statement for the Registrant's 1999 annual meeting of stockholders held on June 16, 1999. **** Filed on May 20, 1998 as an exhibit to the definitive proxy statement for the Registrant's 1998 annual meeting of stockholder held on June 18, 1998.

   (16)(b) Financial Statement Schedules

   Schedule II--Valuation and Qualifying Accounts

   Other schedules are omitted because of the absence of condition under which they are required or because the required information is given in the financial statements or notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement

     (1) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the registrant's Amended and Restated By-Laws, Amended and Restated Certificate of Incorporation, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnifications against public policy as expressed in the act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person in connection with the securities being registered), the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (4) To provide to the Underwriter at the closing specified in the Underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, Delaware, on September 9, 1999.

                                          ASTROPOWER, INC.

                                                  /s/ Allen M. Barnett
                                          By: _________________________________
                                                      Allen M. Barnett
                                                 President, Chief Executive
                                                    Officer and Director

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ Allen M. Barnett            President, Chief Executive  September 9, 1999
______________________________________  Officer and Director
           Allen M. Barnett

       /s/ Thomas J. Stiner            Vice President, Secretary,  September 9, 1999
______________________________________  Chief Financial Officer &
           Thomas J. Stiner             Principal Accounting
                                        Officer

      /s/ Clare E. Nordquist           Director                    September 9, 1999
______________________________________
          Clare E. Nordquist

    /s/ George S. Reichenbach          Director                    September 9, 1999
______________________________________
        George S. Reichenbach

       /s/ George W. Roland            Director                    September 9, 1999
______________________________________
           George W. Roland

     /s/ Charles R. Schaller           Director                    September 9, 1999
______________________________________
         Charles R. Schaller

     /s/ Gilbert H. Steinberg          Director                    September 9, 1999
______________________________________
         Gilbert H. Steinberg

                 Schedule II--Valuation and Qualifying Accounts

                                                                      Charged to  Charged  Deductions-
                                                          Beginning   costs and   to other  Accounts     Ending
Period Ended                       Description             balance     expenses   accounts written-off  Balance
------------             -------------------------------- ----------  ----------  -------- ----------- ----------
Dec. 31, 1998........... Allowance for bad debts             (72,962)   (30,000)             32,267       (70,695)
Dec. 31, 1997........... Allowance for bad debts             (47,836)   (52,052)             26,926       (72,962)
Dec. 31, 1996........... Allowance for bad debts             (44,683)   (87,680)             84,527       (47,836)
                                                                      Charged to  Charged  Deductions-
                                                          Beginning   costs and   to other  Accounts     Ending
Period Ended                       Description             balance     expenses   accounts written-off  Balance
------------             -------------------------------- ----------  ----------  -------- ----------- ----------
Dec. 31, 1998........... Deferred tax valuation allowance (1,809,315) 1,809,315                               --
Dec. 31, 1997........... Deferred tax valuation allowance (1,673,387)  (135,928)                       (1,809,315)
Dec. 31, 1996........... Deferred tax valuation allowance   (902,995)  (770,392)                       (1,673,387)

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